Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

UNITED TECHNOLOGIES CORPORATION

RIVETER MERGER SUB CORP.

and

ROCKWELL COLLINS, INC.

Dated as of September 4, 2017

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		Page

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1	Conditions to the Obligations of Each Party	56
Section 6.2	Conditions to Obligations of Parent and Merger Sub to Effect the Merger	57
Section 6.3	Conditions to Obligation of the Company to Effect the Merger	57

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1	Termination	58
Section 7.2	Effect of Termination	59
Section 7.3	Termination Fees	60
Section 7.4	Amendment	61
Section 7.5	Extension; Waiver	61

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1	Non-Survival of Representations and Warranties	62
Section 8.2	Expenses	62
Section 8.3	Notices	62
Section 8.4	Interpretation; Certain Definitions	63
Section 8.5	Severability	64
Section 8.6	Assignment	64
Section 8.7	Entire Agreement	64
Section 8.8	No Third-Party Beneficiaries	64
Section 8.9	Governing Law	64
Section 8.10	Specific Performance	65
Section 8.11	Consent to Jurisdiction	65
Section 8.12	Counterparts	65
Section 8.13	WAIVER OF JURY TRIAL	65
Section 8.14	Certificates	66
Section 8.15	Waiver of Claims Against Financing Source Parties	66

APPENDICES AND EXHIBITS

Appendix A	Definitions
Exhibit A	Certificate of Incorporation of the Surviving Corporation

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INDEX OF DEFINED TERMS

Term	Section
Affiliate	Appendix A
Agreement	Preamble
Anti-Corruption Laws	3.20(a)
Antitrust Laws	3.5(b)
Applicable Company Subsidiary	Appendix A
Applicable Company Subsidiary Acquisition Agreement	Appendix A
Applicable Company Subsidiary Acquisition Closing	Appendix A
Automation	Appendix A
Automation Tax Allocation Agreement	Appendix A
Aviation Regulations	3.19
Book-Entry Shares	2.1(a)(iii)
Business Day	Appendix A
Bylaws	3.1
Canceled Shares	2.1(a)(i)
Cash Consideration	2.1(a)(iii)
Certificate of Incorporation	3.1
Certificate of Merger	1.3
Certificates	2.1(a)(iii)
Closing	1.2
Closing Date	1.2
Code	Appendix A
Commitment Letter	4.14
Company	Preamble
Company 401(k) Plan	Appendix A
Company Acquisition Proposal	Appendix A
Company Adverse Recommendation Change	5.6(c)
Company Benefit Plan	Appendix A
Company Board	Recitals
Company Capitalization Date	3.2(a)
Company Common Stock	2.1(a)(i)
Company Disclosure Letter	Appendix A
Company DSU Award	2.3(d)(i)
Company Equity Awards	Appendix A
Company Equity Plan	Appendix A
Company ERISA Affiliate	Appendix A
Company ESPP	Appendix A
Company Fundamental Representations	6.2(a)
Company Government Contract	Appendix A
Company Intervening Event	Appendix A
Company Leased Real Property	Appendix A
Company Material Adverse Effect	Appendix A
Company Material Contract	3.14(a)
Company Non-US Share Purchase Plans	Appendix A
Company Permits	3.10(a)
Company Preferred Stock	3.2(a)
Company Recommendation	Appendix A
Company Related Parties	7.3(d)
Company Restricted Stock Award	2.3(a)
Company RSU Award	2.3(b)(i)

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Term	Section
Company SEC Documents	3.6(a)
Company Stock Option	2.3(c)
Company Stockholder Approval	3.4
Company Stockholders’ Meeting	5.3(b)
Company Superior Proposal	Appendix A
Company Termination Fee	Appendix A
Confidentiality Agreement	Appendix A
Consent	3.5(b)
Continuation Period	5.10(a)
Contract	Appendix A
Control	Appendix A
Converted Shares	2.1(a)(ii)
Covered Employees	5.10(a)
Customs & International Trade Authorizations	Appendix A
Customs & International Trade Laws	Appendix A
D&O Indemnified Parties	5.7(a)
Debt Letters	4.14
Delaware Secretary of State	Appendix A
DGCL	Recitals
Dissenting Shares	2.5
Domestic Revolving Credit Agreement	Appendix A
EDGAR	Article III
Effective Time	1.3
Environmental Laws	Appendix A
Equity Award Exchange Ratio	Appendix A
ERISA	Appendix A
Exchange Act	Appendix A
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	Appendix A
Existing Debt Modification	5.15(c)(x)
Existing Revolving Credit Agreement	Appendix A
Existing Term Loan Credit Agreement	Appendix A
FAA	3.19
FCPA	Appendix A
Financing	4.14
Financing Parties	5.15(a)
Financing Source Parties	Appendix A
Financing Source Party Provisions	7.4
Foreign Plan	Appendix A
Form S-4	3.11
GAAP	Appendix A
Global Revolving Credit Agreement	Appendix A
Government Contract Bid	3.22(a)
Governmental Authority	Appendix A
Hazardous Materials	Appendix A
HSR Act	Appendix A
Indebtedness	Appendix A
Intellectual Property Rights	3.15(b)
IRS	Appendix A
IT Assets	Appendix A

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Term	Section
KLX	Appendix A
KLX Tax Sharing Agreement	Appendix A
Knowledge	Appendix A
Labor Agreement	Appendix A
Law	Appendix A
Lien	Appendix A
Merger	Recitals
Merger Consideration	2.1(a)(iii)
Merger Sub	Preamble
Merger Sub Board	Recitals
Net Option Share	2.3(c)
NYSE	Appendix A
OFAC	Appendix A
Order	Appendix A
Parent	Preamble
Parent Benefit Plan	Appendix A
Parent Board	Recitals
Parent Capitalization Date	4.2(a)
Parent Common Stock	2.1(a)(iii)
Parent Disclosure Letter	Appendix A
Parent Equity Awards	Appendix A
Parent ERISA Affiliate	Appendix A
Parent Expenses	7.3(b)
Parent Fundamental Representations	6.3(a)
Parent Material Adverse Effect	Appendix A
Parent Organizational Documents	Appendix A
Parent Permits	4.10(a)
Parent Revolving Credit Facilities	Appendix A
Parent SEC Documents	4.6(a)
Parent Stock Issuance	5.3(a)
Parent Stock Price	Appendix A
PBGC	3.12(d)
Permitted Lien	Appendix A
Person	Appendix A
Personal Data	Appendix A
Proceedings	Appendix A
Proxy Statement	3.11
Redacted Fee Letter	4.14
Release	Appendix A
Representative	Appendix A
Restraint	6.1(e)
Sanctioned Country	Appendix A
Sanctioned Person	Appendix A
Sanctions	Appendix A
Sarbanes-Oxley Act	Appendix A
SEC	Appendix A
Securities Act	Appendix A
Security	Appendix A
Subsidiary	Appendix A
Substitute Financing	5.15(b)
Surviving Corporation	1.1

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Term	Section
Tax	Appendix A
Tax Returns	Appendix A
Taxes	Appendix A
Termination Date	7.1(b)(i)
Trading Day	Appendix A
Treasury Regulations	Appendix A
Trust Agreement	5.10(g)
U.S. Plan	Appendix A
Unacceptable Condition	5.4(d)
VWAP	Appendix A

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THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 4, 2017, is made by and among United Technologies Corporation, a Delaware corporation (“Parent”), Riveter Merger Sub Corp., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Rockwell Collins, Inc., a Delaware corporation (the “Company”).  Defined terms used in this Agreement have the respective meanings ascribed to them herein.

W I T N E S S E T H:

WHEREAS, the respective boards of directors of Parent (the “Parent Board”), the Company (the “Company Board”) and Merger Sub (the “Merger Sub Board”) have unanimously approved and, in the case of the Company Board and the Merger Sub Board, declared advisable and in the best interests of their respective stockholders, this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company, with the Company surviving as a direct or indirect wholly owned Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Company Board has, subject to Section 5.6, unanimously resolved to recommend that the Company’s stockholders approve the adoption of this Agreement; and

WHEREAS, each of Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger.  Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger and a direct or indirect wholly owned Subsidiary of Parent (the “Surviving Corporation”).

Section 1.2 The Closing.  Subject to the provisions of Article VI, the closing of the Merger (the “Closing”) shall take place at 9:00 a.m. (local time) on a date to be specified by the parties hereto, but no later than the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Closing Date”).  The Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, 10019.

Section 1.3 Effective Time.  Concurrently with the Closing, the Company shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be executed and filed with the Delaware Secretary of State as provided under the DGCL.  The Merger shall become effective at the time the Certificate of Merger has been duly filed with the Delaware Secretary of State or at such other date and time as is agreed between Parent and the Company and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”).  The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.4 Certificate of Incorporation; Bylaws.

(a) The Certificate of Incorporation, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth in Exhibit A hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by Law and such certificate of incorporation and, in each case, subject to Section 5.7.

(b) The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation (except with respect to the name of the Surviving Corporation) until thereafter amended as provided by Law, the certificate of incorporation of the Surviving Corporation and such bylaws and, in each case, subject to Section 5.7.

Section 1.5 Board of Directors; Officers.  The members of the Merger Sub Board immediately prior to the Effective Time shall, from and after the Effective Time, be the members of the board of directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected, designated or qualified.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Securities.

(a) Effect of Merger.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company or Merger Sub:

(i) Cancellation of Company Securities.  Each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) held by the Company as treasury stock or held directly by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof (such shares, “Canceled Shares”).

(ii) Conversion of Converted Shares.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by any wholly owned Subsidiary of the Company or any wholly owned Subsidiary of Parent (other than Merger Sub) (collectively, “Converted Shares”) shall be converted into and become such number of fully paid and non-assessable common shares, par value $0.01 per share, of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(iii) Conversion of Company Securities.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Canceled Shares, Converted Shares and Dissenting Shares) shall be converted into the right to receive, in accordance with the terms of this Agreement (A) $93.33 per share in cash, without interest, from Parent (such amount of cash, the “Cash Consideration”), and (B) a number of validly issued, fully paid and nonassessable shares of common stock, par value $1.00 per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio (and, if applicable, cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.1(c)) (such shares of Parent Common Stock and any such cash in lieu of fractional shares, together with the Cash Consideration, the “Merger Consideration”).  Each share of Company

Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 2.1(a)(iii) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”), which immediately prior to the Effective Time represented such Company Common Stock, shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, the Merger Consideration.

(iv) Conversion of Merger Sub Capital Stock.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Adjustments.  Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number or type of outstanding shares of Parent Common Stock or Company Common Stock shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split), combination or readjustment of shares or any stock dividend or stock distribution with a record date during such period, the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event.  Nothing in this Section 2.1(b) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(c) Fractional Shares.  No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.1(a)(iii), and such fractional share interests shall not entitle the owner thereof to any Parent Common Stock or to vote or to any other rights of a holder of Parent Common Stock.  All fractional shares that a single record holder of Company Common Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three (3) decimal places.  In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 2.1(c), be entitled under Section 2.1(a)(iii) and (ii) the Parent Stock Price.  As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amount, without interest, to the holders of Company Common Stock entitled to receive such cash.  The payment of cash in lieu of fractional share interests pursuant to this Section 2.1(c) is not a separately bargained-for consideration.

Section 2.2 Exchange of Certificates.

(a) Designation of Exchange Agent; Deposit of Exchange Fund.  Prior to the Closing, Parent shall enter into a customary exchange agreement with the transfer agent of Parent, the transfer agent of the Company or another nationally recognized financial institution or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”) for the payment of the Merger Consideration as provided in Section 2.1(a)(iii).  Prior to or substantially concurrently with the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for exchange in accordance with this Article II through the Exchange Agent, (i) book-entry shares representing the full number of whole shares of Parent Common Stock issuable pursuant to Section 2.1(a)(iii) in exchange for outstanding shares of Company Common Stock and (ii) cash in an aggregate amount necessary to pay the Cash Consideration portion of the Merger Consideration, and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.2(d) (such shares of Parent Common Stock and Cash Consideration provided to the Exchange Agent, together with any such dividends or other distributions with respect thereto, the “Exchange Fund”).  Parent shall make available to Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.1(c).  In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Section 2.1(a)(iii), Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment.  The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1, except as expressly provided for in this Agreement.

(b) As promptly as practicable following the Effective Time, and in no event later than the fifth (5th) Business Day thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (i) a letter of transmittal (which shall specify that delivery of Certificates shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and which shall be in the form and have such other provisions as Parent may reasonably specify) and (ii) instructions (which instructions shall be in the form and have such other provisions as Parent may reasonably specify) for use in effecting the surrender of the Certificates in exchange for (A) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificates, (B) the number of shares of Parent Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificates pursuant to Section 2.1(a)(iii), (C) any dividends or other distributions payable pursuant to Section 2.2(d) and (D) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(c).

(c) Upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall use its reasonable best efforts to cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable (i) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificate, (ii) the number of shares of Parent Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 2.1(a)(iii), (iii) any dividends or other distributions payable pursuant to Section 2.2(d) and (iv) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(c), if applicable, and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith canceled.  Notwithstanding anything to the contrary contained in this Agreement, no holder of Book-Entry Shares shall be required to deliver a Certificate or letter of transmittal or surrender such Book-Entry Shares to the Exchange Agent.  In lieu thereof, each Book-Entry Share shall automatically upon the Effective Time be entitled to receive, and Parent shall use its reasonable best efforts to cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, (i) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by such Book-Entry Share, (ii) the number of shares of Parent Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.1(a)(iii), (iii) any dividends or other distributions payable pursuant to Section 2.2(d) and (iv) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(c), if applicable.  Until surrendered, in the case of a Certificate, or paid, in the case of a Book-Entry Share, in each case, as contemplated by this Section 2.2(c), each Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration as contemplated by this Section 2.2(c) and any dividends or other distributions payable pursuant to Section 2.2(d). The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) and make such payments and deliveries with respect to Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.  No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the cash or other Merger Consideration payable hereunder.

(d) Distributions with Respect to Unexchanged Shares.  Subject to applicable Law, there shall be paid to the holder of the Parent Common Stock issued in exchange for Certificates or Book-Entry Shares pursuant to Section 2.2(c), without interest, (i) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(c), the amount of dividends or other distributions, if any, with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(c), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(c), payable with respect to such shares of Parent Common Stock.

(e) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration (and any dividends or other distributions with respect to Parent Common Stock as contemplated by Section 2.2(d)) may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Exchange Agent) or such Book-Entry Share shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

(f) Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the Effective Time shall be delivered to Parent or its designee upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article II shall thereafter look only to Parent as general creditor thereof for payment of their claims for Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.2(d).

(g) No Liability.  None of Parent, Merger Sub, the Company or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash held in the Exchange Fund delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate shall not have been surrendered or Book-Entry Share not paid, in each case, in accordance with Section 2.2(c), immediately prior to the date on which any Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent free and clear of all claims or interest of any Person previously entitled thereto.

(h) Investment of Exchange Fund.  The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that no such investment shall relieve Parent or the Exchange Agent from making the payments required by this Article II, and following any losses Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of Company Common Stock in the amount of such losses.  Any interest or income produced by such investments will be payable to Parent or its designee as directed by Parent.

(i) Withholding.  Each of Parent, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable Tax Law.  Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.3 Company Equity Awards.

(a) Treatment of Company Restricted Stock Awards.  As of the Effective Time, each award of Company Common Stock subject to vesting or lapse restrictions (each a “Company Restricted Stock Award”) that remains outstanding immediately prior to the Effective Time, shall, to the extent not vested, become fully vested, and shall be canceled without any action on the part of any holder or beneficiary thereof and converted in accordance with the procedures set forth in this Agreement into the right to receive the Merger Consideration in respect of each share of Company Common Stock subject to such Company Restricted Stock Award, treating such shares in the same manner as all other outstanding shares of Company Common Stock for such purposes.

(b) Treatment of Company RSU Awards.

(i) As of the Effective Time, each restricted stock unit award relating to shares of Company Common Stock (each, a “Company RSU Award”) that was granted (A) prior to the date of this Agreement or (B) to a non-employee director of the Company, and that remains outstanding immediately prior to the Effective Time, shall, to the extent not vested, become fully vested, and shall be canceled without any action on the part of any holder or beneficiary thereof in consideration for the right to receive the Merger Consideration as promptly as practicable following the Effective Time (but in no event later than seven (7) Business Days thereafter) in respect of each share of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time, less any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld; provided that to the extent that such Company RSU Award is subject to performance conditions, the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time shall be deemed to be equal to the target number of shares of Company Common Stock subject to such Company RSU Award; provided further that notwithstanding anything to the contrary contained in this Agreement, any payment of the Merger Consideration in respect of any such Company RSU Award which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Code shall be made on the earliest possible date that such payment would not trigger a tax or penalty under Section 409A of the Code.

(ii) As of the Effective Time, each Company RSU Award, other than any Company RSU Award that is described in Section 2.3(b)(i), that is granted on or after the date of this Agreement and that remains outstanding immediately prior to the Effective Time, shall, without any action on the part of the holder thereof, be assumed by Parent and converted into a restricted stock unit award of Parent covering that number of shares of Parent Common Stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the Effective Time by (B) the Equity Award Exchange Ratio; provided that to the extent that such Company RSU Award is subject to performance conditions, such number of shares of Company Common Stock subject to such Company RSU Award shall be deemed to be equal to the target number of shares of Company Common Stock subject to such Company RSU Award, and the corresponding Parent restricted stock unit award will be subject to the time-based vesting schedule applicable to such Company RSU Award and will be settled as provided in the award agreement applicable to such Company RSU Award, subject only to the continued service of the grantee with the Surviving Corporation, Parent or an Affiliate through each applicable vesting date (except in the event of an earlier qualifying terminations of service occurring after the Effective Time as provided in Section 5.1(e) of the Company Disclosure Letter) but shall not be subject to any performance conditions following the Effective Time.

(c) Treatment of Company Stock Options.  As of the Effective Time, each compensatory option to purchase Company Common Stock (each a “Company Stock Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be cancelled without any action on the part of any holder thereof in consideration for the right to receive the Merger Consideration as promptly as practicable following the Effective Time (but in no event later than seven (7) Business Days thereafter) in respect of each Net Option

Share subject to such Company Stock Option immediately prior to the Effective Time, less any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld.  For purposes of this Agreement, “Net Option Share” means, with respect to a Company Stock Option, the quotient obtained by dividing (A) the product obtained by multiplying (i) the excess, if any, of the value of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (ii) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (B) the value of the Merger Consideration. For purposes of the preceding sentence, the value the Merger Consideration that consists of shares of Parent Common Stock shall equal the product of (x) the number of such shares of Parent Common Stock and (y) the Parent Stock Price.

(d) Treatment of Company DSU Awards.

(i) As of the Effective Time, each stock unit credited to the account of any current or former participant under the Rockwell Collins Non-Qualified Savings Plan, the Amended and Restated Rockwell Collins 2005 Non-Qualified Retirement Savings Plan or the 2010 Deferred Compensation Plan, as assumed by the Company, that relates to shares of Company Common Stock (each a “Company DSU Award”) that is outstanding as of immediately prior to the Effective Time and payable in cash by its terms upon the consummation of the Merger shall be canceled without any action on the part of any holder thereof in consideration for the right to receive a lump sum cash payment as promptly as practicable following the Effective Time (but in no event later than seven (7) Business Days thereafter) with respect thereto equal to the product of (i) the value of the Merger Consideration and (ii) the number of shares of Company Common Stock relating to such Company DSU Award, less any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld.  For purposes of the preceding sentence, the value of the portion of the Merger Consideration that consists of shares of Parent Common Stock shall be equal to the product of (x) the number of such shares of Parent Common Stock and (y) the Parent Stock Price.

(ii) As of the Effective Time, each Company DSU Award that is outstanding as of immediately prior to the Effective Time and payable in shares of Company Common Stock by its terms upon the consummation of the Merger shall be canceled without any action on the part of any holder thereof in consideration for the right to receive the Merger Consideration as promptly as practicable following the Effective Time (but in no event later than seven (7) Business Days thereafter) in respect of each share of Company Common Stock relating to such Company DSU Award, less any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld.

(iii) As of the Effective Time, each Company DSU Award, other than any Company DSU Award that is described in Section 2.3(d)(i) or Section 2.3(d)(ii) that is outstanding as of immediately prior to the Effective Time shall, without any action on the part of the holder thereof, be assumed by Parent and converted into a deferred stock unit award of Parent covering that number of shares of Parent Common Stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to the Company DSU Award immediately prior to the Effective Time by (B) the Equity Award Exchange Ratio, which shall be settled in cash or shares of Parent Common Stock as provided in the plan document applicable to such Company DSU Award on the date or dates provided under the applicable election.

(e) Company ESPP.  Except to the extent it is otherwise determined by Parent and communicated to the Company that the Company ESPP should continue in effect under its current terms, promptly following the date of this Agreement upon confirmation by Parent prior to such action being taken, the Company Board (or, if applicable, any committee thereof administering the Company ESPP) shall adopt such resolutions or take such other necessary actions such that (i) with respect to any Offering Period (as such term is defined in the Company ESPP) outstanding as of the date of this Agreement under the Company ESPP, such Offering Period shall terminate and each Option (as such term is defined in the Company ESPP) shall be deemed to have been exercised upon the earlier to occur of (A) the day that is four (4) complete Trading Days prior to the Effective Time or (B) the date on which such Offering Period would otherwise end, and no additional Offering Period shall commence under such Company ESPP after the date of this Agreement; (ii) no individual participating in the Company ESPP shall be permitted to (A) increase the amount of his, her or its rate of payroll contributions thereunder from the rate in effect as of the date of this Agreement, or (B) except to the extent required by applicable Law, make separate non-payroll contributions to the Company ESPP on or following the date of this Agreement; (iii) no individual who is not participating in the Company ESPP as of the date of this Agreement may commence participation in the Company ESPP following the date of this Agreement; and (iv) subject to the consummation of the Merger, the Company ESPP shall terminate, effective immediately prior to the Effective Time.

(f) Company Actions.  Prior to the Effective Time, the Company shall provide such notice, if any, to the extent required under the terms of the Company Equity Plans, adopt applicable resolutions, amend the terms of the Company Equity Plans or any outstanding awards, and take all other appropriate actions to give effect to the transactions contemplated herein.  To the extent such notice or actions are required, the Company shall provide Parent with documentation evidencing the completion of the foregoing actions (the form and substance of such documentation shall be subject to review and approval by Parent, such approval not to be unreasonably withheld, conditioned or delayed) not later than the Business Day preceding the Effective Time.

(g) Parent Actions.  At or prior to the Effective Time, Parent shall take all actions necessary to reserve for issuance a number of shares of Parent Common Stock in respect of each Parent restricted stock unit award or Parent deferred stock unit award granted pursuant to this Section 2.3.  Effective as of the Effective Time, Parent shall file a registration statement on Form S-8, Form S-3 or Form S-1 (or any successor or other appropriate form), as applicable, with respect to the shares of Parent Common Stock subject to each such award and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

Section 2.4 Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article II.

Section 2.5 Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, to the extent that holders of Company Common Stock are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Section 262 of the DGCL and not effectively withdrawn or lost such holder’s rights to appraisal (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be canceled and shall cease to exist and such holder shall cease to have any rights with respect thereto other than the right to receive the “fair value” of such Dissenting Shares as determined in accordance with Section 262 of the DGCL); provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his, her or its right to appraisal and payment under the DGCL (whether occurring before, at or after the Effective Time), such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares.  The Company shall give notice to Parent as promptly as reasonably practicable of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company relating to appraisal demands, and Parent shall have the right to participate in all material discussions with third parties and all negotiations and Proceedings with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to or settle or compromise or offer to settle or compromise any such demand or Proceeding, or agree to do any of the foregoing.

Section 2.6 Transfers; No Further Ownership Rights.  After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Exchange Agent for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 2.1(a)(iii), for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.

Section 2.7 Further Action.  If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company with respect to the Merger, the officers and managers of Parent shall be fully authorized (in the name of Merger Sub, the Company, the Surviving Corporation and otherwise) to take such action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) the Company SEC Documents filed with (or furnished to) the SEC by the Company or the Applicable Company Subsidiary on or after September 30, 2016 and prior to the date of this Agreement (but in each case excluding any risk factor disclosure contained under the heading “Risk Factors” (other than any factual information contained therein) or in any “forward-looking statements” legend or in any similarly non-specific, cautionary, predictive or forward-looking statements) and to the extent publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) or (ii) the Company Disclosure Letter, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization; Qualification.  Each of the Company and each of its Subsidiaries is a legal entity duly organized and validly existing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable, and has the requisite corporate or similar power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated, except where the failure to be so validly existing and authorized (a) has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.  Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.  Accurate and complete copies of the Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated By-Laws (the “Bylaws”), each as amended through the date of this Agreement, have been made available to Parent prior to the date of this Agreement.  Such Certificate of Incorporation and Bylaws are currently in effect, and the Company is not in violation of any of the provisions thereof.

Section 3.2 Capitalization; Subsidiaries.

(a) As of the close of business on September 1, 2017 (the “Company Capitalization Date”), the authorized capital stock of the Company consisted of (i) 1,000,000,000 shares of Company Common Stock, 174,981,559 of which were issued and outstanding (including outstanding Company Restricted Stock Awards representing 23,029 shares of Company Common Stock), 12,182,876 of which were held by the Company as treasury stock, and (ii) 25,000,000 shares of preferred stock of the Company, without par value, of which 2,500,000 have been designated as Series A Preferred Stock (“Company Preferred Stock”), no shares of which were outstanding.  There are no other classes of capital stock of the Company and no bonds, debentures, notes or other Indebtedness or securities of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of the Company may vote authorized, issued or outstanding.  As of the close of business on the Company Capitalization Date, there were (A) 3,490,677 shares of Company Common Stock subject to outstanding Company Stock Options with a weighted average exercise price of $71.59, (B) outstanding Company Restricted Stock Awards representing 23,029 shares of Company Common Stock, (C) outstanding Company RSU Awards representing 881,116 shares of Company Common Stock, which amount may be increased to a maximum of 1,398,167 shares of Company Common Stock based on the satisfaction of performance conditions set forth in the applicable award agreements, (D) outstanding Company DSU Awards representing 30,340 shares of Company Common Stock, (E) 2,407,778 shares of Company Common Stock reserved for future issuance under the Company ESPP and (F) 7,213,062 shares of Company Common Stock reserved for future issuance under the Company Equity Plans.  From the close of business on the Company Capitalization Date through the date of this Agreement, there have been no issuances of (I) any Company Common Stock, Company Preferred Stock or any other equity or voting securities or interests in the Company other than issuances of shares of Company Common Stock pursuant to the exercise, vesting or settlement, as applicable, of the Company Equity Awards outstanding as of the close of business on the Company Capitalization Date in accordance with the terms of such Company Equity Awards or under the Company ESPP, the Company Non-US Share Purchase Plans or the Company 401(k) Plan in accordance with its terms or (II) any Company Equity Awards or any other equity or equity-based awards.

(b) All of the issued and outstanding shares of Company Common Stock have been, and all of the shares of Company Common Stock that may be issued pursuant to the Company Equity Awards, the Company Equity Plans or the Company ESPP, the Company Non-US Share Purchase Plans or the Company 401(k) Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are, or will be when issued, fully paid, nonassessable and free of preemptive rights.  The Company has made available to Parent prior to the date of this Agreement accurate and complete copies of the Company Equity Plans and the forms of stock option, restricted stock and restricted stock unit agreements evidencing the Company Equity Awards and no award agreement applicable to Company Equity Awards contains material terms that are not consistent with, or are in addition to, the terms of such forms.  Each grant of Company Equity Awards was made in accordance with the terms of the Company Equity Plans, the Exchange Act and all other applicable Laws, including the rules and regulations of the NYSE.  All of the outstanding Company Common Stock has been sold pursuant to an effective registration statement filed under the federal securities Laws or an appropriate exemption therefrom.  No Subsidiary of the Company owns any capital stock of the Company.

(c) As of the date of this Agreement, other than as set forth in Section 3.2(a), or, with respect to any foreign Subsidiary of the Company, directors’ qualifying shares or similar arrangements required by applicable Law, there are no (i) existing options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments of any kind obligating the Company or any of its Subsidiaries to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or other equity or voting securities or other equity interests, or obligating the Company to grant, extend or enter into such options, warrants, calls, preemptive, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments,

(ii) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, or any securities representing the right to purchase or otherwise receive any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, (iii) stockholder agreements, voting trusts or similar agreements with any Person to which the Company or any of its Subsidiaries is party, including any such agreements or trusts (A) restricting the transfer of the capital stock or other equity interests of the Company or any of its Subsidiaries or (B) affecting the voting rights of capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, or (iv) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, security-based performance units, “phantom” stock, profit-participation or other security rights issued by the Company or any of its Subsidiaries, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which the Company or any of its Subsidiaries is party, in each case pursuant to which any Person is entitled to receive any payment from the Company based in whole or in part on the value of any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries.

(d) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company owns, beneficially and of record, directly or indirectly, all of the issued and outstanding company, partnership, corporate or similar (as applicable) ownership, voting or similar interests in each of its Subsidiaries, free and clear of all Liens, and all company, partnership, corporate or similar (as applicable) ownership, voting or similar interests of each of the Subsidiaries are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  Except for the direct or indirect Subsidiaries of the Company and investments in marketable securities and cash equivalents, or as would not be material to the Company and its Subsidiaries, taken as a whole, none of the Company nor any of its Subsidiaries (i) owns directly or indirectly any shares of capital stock or other equity or voting securities or other equity interests, or any securities or obligations convertible into or exchangeable or exercisable for such shares, securities or interests, in any Person or (ii) has any obligation or has made any commitment to acquire any shares of capital stock or other equity or voting securities or other equity interests in any Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

Section  3.3 Authority Relative to Agreement.

(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject (in the case of the Merger) to obtaining the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement.  The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by the Company, and (in the case of the Merger, except for the (i) receipt of the Company Stockholder Approval and (ii) filing of the Certificate of Merger with the Delaware Secretary of State) no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(b) The Company Board has, by resolutions unanimously adopted by the Company Board, (i) approved this Agreement and the transactions contemplated by this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company’s stockholders, (iii) directed that the adoption of this Agreement be submitted to a vote at the Company Stockholders’ Meeting and (iv) resolved to make the Company Recommendation; provided that any change, modification or rescission of such Company Recommendation by the Company Board in accordance with this Agreement shall not be a breach of the representation in this clause (iv).  As of the date of this Agreement, none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

Section 3.4 Vote Required.  Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties in Section 4.13, the adoption of this Agreement and the approval of the Merger by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders’ Meeting (the “Company Stockholder Approval”) is the only vote of holders of securities of the Company that is required in connection with the consummation by the Company of the transactions contemplated by this Agreement; it being understood that in connection with the Company Stockholder Approval, the Company will also submit for the vote of its stockholders at the Company Stockholders’ Meeting only an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Stockholders’ Meeting.

Section  3.5 No Conflict; Required Filings and Consents.

(a) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement, nor compliance by the Company with any of the applicable terms or provisions of this Agreement, will (i) violate any provision of the Company’s Certificate of Incorporation or Bylaws or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 3.5(b) have been obtained or made and (in the case of the Merger) the Company Stockholder Approval has been received, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration (other than pursuant to any Company Benefit Plan) or cancellation of or require the Consent of, notice to or filing with any third party pursuant to any of the terms or provisions of any Contract to which the Company or any of its Subsidiaries is a party or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of the Company or any of its Subsidiaries, other than, in the case of clause (i) with respect to the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, clause (ii) and clause (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(b) No consent, approval, license, permit, waiver, order or authorization (a “Consent”) of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act (including the filing with the SEC of the Form S-4 and the Proxy Statement), (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) applicable requirements under foreign qualification, state securities or “blue sky” laws of various states, (iv) compliance with applicable rules and regulations of the NYSE and any other applicable stock exchanges or marketplaces, (v) such other items required solely by reason of the participation and identity of Parent in the transactions contemplated by this Agreement, (vi) compliance with and filings or notifications under the HSR Act and any other applicable United States or foreign competition, antitrust, merger control or investment Laws or Laws that provide for review of national security or defense matters (together with the HSR Act, “Antitrust Laws”) and (vii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 3.6 Company SEC Documents; Financial Statements.

(a) Since September 30, 2015, each of the Company and the Applicable Company Subsidiary has timely filed with (or furnished to) the SEC all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the Exchange Act or the Securities Act (collectively, the “Company SEC Documents”).  As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be.  As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading.  As of the date of this Agreement, there are no amendments or modifications to the Company SEC Documents that were required to be filed with (or furnished to) the SEC prior to the date of this Agreement, but that have not yet been filed with (or furnished to) the SEC.  No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act.  All of the audited financial statements and unaudited interim financial statements of the Company and the Applicable Company Subsidiary included in the Company SEC Documents (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and (iii) fairly present in all material respects the financial position, the stockholders’ equity, the results of operations and cash flows of the Company and its consolidated Subsidiaries or the Applicable Company Subsidiary and its consolidated Subsidiaries, as applicable, as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).

(b) Prior to the date of this Agreement, the Company has furnished to Parent complete and correct copies of all comment letters from the SEC since September 30, 2015 through the date of this Agreement with respect to any of the Company SEC Documents, together with all written responses of the Company or the Applicable Company Subsidiary thereto.  As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents, and, to the Knowledge of the Company, none of the Company SEC Documents are subject to ongoing SEC review.

(c) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the NYSE.

(d) The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP.  The Company has evaluated the effectiveness of the Company’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation.  The Company has no “significant deficiencies” or “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information.  Since September 30, 2013, there has been and is no fraud, whether or not material, that involves senior management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(f) To the Knowledge of the Company, as of the date of this Agreement, there are no SEC inquiries or investigations, other inquiries or investigations by Governmental Authorities or internal investigations pending or threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any director or executive officer of the Company or any of its Subsidiaries.  Since September 30, 2015 through the date of this Agreement, there have been no material internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of the Company or, to the Knowledge of the Company, the Applicable Company Subsidiary, the Company Board or any committee thereof, or, to the Knowledge of the Company, the board of directors of the Applicable Company Subsidiary or any committee thereof.

(g) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.  The Company does not have, and has not arranged any, outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(h) Since September 30, 2015, (i) neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to the Company or any of its Subsidiaries and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to the general counsel or chief executive officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act, except, in each case, as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole.

(i) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company SEC Documents (including any audited financial statements and unaudited interim financial statements of the Company included therein).

Section 3.7 Absence of Certain Changes or Events.  Since September 30, 2016 through the date of this Agreement, (a) except in connection with the transactions contemplated by this Agreement, the respective businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, (b) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of clause (g), (i), (j), (o), (q), (r) or (x) (in the case of (x), to the extent relating to any of the foregoing clauses) of Section 5.1, and (c) there has not been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section  3.8 No Undisclosed Liabilities.  Except for liabilities or obligations (a) as (and to the extent) reflected, disclosed or reserved against in the Company’s balance sheets (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed with the SEC on November 15, 2016 or the Company’s Quarterly Report on Form 10-Q filed with the SEC on July 28, 2017, (b) incurred in the ordinary course of business consistent with past practice since September 30, 2016, (c) incurred in connection with the transactions contemplated by this Agreement or (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be reflected on a consolidated balance sheet of the Company (or the notes thereto) in accordance with GAAP.

Section 3.9 Litigation.  As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any asset or property of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries nor any asset or property of the Company or any of its Subsidiaries is subject to a continuing Order, in each case, that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (b) would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section  3.10 Permits; Compliance with Laws.

(a) (i) The Company and its Subsidiaries are in possession of all franchises, grants, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, registrations, clearances, orders and other authorizations necessary for the Company and its Subsidiaries to own, lease and operate their respective properties and assets and to carry on their respective businesses as now being conducted, under and pursuant to all applicable Laws (the “Company Permits”), (ii) all such Company Permits are in full force and effect and (iii) as of the date of this Agreement, no suspension, cancellation, withdrawal or revocation thereof is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of, failure to be in full force and effect or the suspension, cancellation, withdrawal or revocation thereof (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(b) Since December 31, 2015, the Company and its Subsidiaries have been and are in compliance with (i) all applicable Laws and (ii) all Company Permits, except where any failure to be in such compliance (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(c) Since December 31, 2015, through the date of this Agreement, none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers or employees, has received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority asserting that the Company or any of its Subsidiaries is not in compliance with, or is under investigation with respect to any failure to comply with, any Laws or Company Permits, except where any failure to be in such compliance (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 3.11 Information Supplied.  None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger (as amended or supplemented from time to time, the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”) will, at the date it, or any amendment or supplement to it, is mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent or any of its Subsidiaries, including Merger Sub, or to statements made therein based on information supplied by or on behalf of Parent or any of its Subsidiaries (including Merger Sub) for inclusion or incorporation by reference therein).  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

Section 3.12 Employee Benefit Plans; Labor.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan.  With respect to each material U.S. Plan, the Company has made available to Parent a true and complete copy of such material U.S. Plan and all amendments thereto (including a written description of the material provisions of each unwritten material U.S. Plan), (ii) each trust, insurance, annuity or other funding Contract, (iii) the most recent financial statements and actuarial or other valuation reports, (iv) the most recent annual report on Form 5500, (v) the most recent determination letter (or, if applicable, advisory or opinion letter) from the IRS, (vi) the most recent summary plan description and any material modification and (vii) all material notices given to such U.S. Plan, the Company or any Company ERISA Affiliate by the IRS, United States Department of Labor, Pension Benefit Guarantee Corporation or other Governmental Authority since December 31, 2015.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company Benefit Plans has been established, adopted, operated, maintained and administered in accordance with its terms and applicable Laws, including ERISA and the Code, (ii) all payments and contributions required to be made under the terms of any Company Benefit Plan and applicable Laws have been timely made or accrued or otherwise adequately reserved (as of the date of this Agreement and as of the Closing) to the extent required by and in accordance with GAAP and (iii) none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any third party, has engaged in any non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Company Benefit Plan that would result in the imposition of any liability to the Company or any of its Subsidiaries.

(c) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS with respect to such Company Benefit Plan as to its qualified status under the Code, or with respect to a prototype Company Benefit Plan, the prototype sponsor has received a favorable IRS opinion letter, or the Company Benefit Plan or prototype sponsor has remaining a period of time under applicable Code regulations or pronouncements of the IRS in which to apply for such a letter and make any amendments necessary to obtain a favorable determination or opinion as to the qualified status of each such Company Benefit Plan.  To the Knowledge of the Company, no event has occurred since the most recent determination or opinion letter or application therefor relating to any such Company Benefit Plan and no condition exists that has adversely affected, or would reasonably be expected to adversely affect, the qualified status of any such Company Benefit Plan or result in the imposition of any liability, penalty or tax under ERISA or the Code that is, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company ERISA Affiliate operates, maintains, contributes to, is required to contribute to or sponsors (or has in the past six (6) years established, operated, maintained, contributed to, was required to contribute to or sponsored) (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), or (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).  With respect to each Company Benefit Plan that constitutes a “single employer plan” (within the meaning of Section 4001(a)(15) of ERISA) to which the Company, any of its Subsidiaries or any Company ERISA Affiliate made, or was required to make, contributions during the six years prior to the date hereof: (A) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, or any liability under Section 4971 of the Code; (B) the Company has provided to Parent the most recent actuarial valuation report and the facts and assumptions stated therein are true and correct in all material respects; (C) no reportable event within the meaning of Section 4043(c) of ERISA for which the reporting requirement has not been waived has occurred, and the consummation of the Merger will not result in the occurrence of any such reportable event; (D) all premiums to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full; (E) no liability or contingent liability (including liability pursuant to Section 4069 of ERISA) under Title IV of ERISA has been, or is reasonably expected to be, incurred by the Company, any of its Subsidiaries, or any Company ERISA Affiliate; (F) the PBGC has not instituted or threatened to commence proceedings to terminate any such Company Benefit Plan, or to cause a Lien to be imposed in respect thereof, and, to the Knowledge of the Company, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Company Benefit Plan; and (G) no such Company Benefit Plan has failed to meet the minimum funding standard under Section 412 of the Code or Section 302 of ERISA, whether or not waived.

(e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement there are no pending, or, to the Knowledge of the Company, threatened Proceedings, disputes or claims (other than routine claims for benefits) against or affecting any Company Benefit Plan, by any employee or beneficiary covered under such Company Benefit Plan, as applicable, or otherwise involving such Company Benefit Plan.

(f) Neither the execution or delivery of nor performance of the Company’s obligations under this Agreement nor the consummation of the Merger will, either alone or in conjunction with any other event (including any termination of employment upon or following the consummation of the Merger), (i) entitle any current or former director or employee of, or individual service provider to, the Company or any of its Subsidiaries to any payment or benefit (or result in the funding of any such payment or benefit), except as expressly provided in this Agreement, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or individual service provider, (iii) accelerate the time of payment, funding or vesting of amounts due any such director, employee or individual service provider, (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee or other individual service provider of the Company or any of its Subsidiaries, or (v) limit or restrict the right of Parent, the Surviving Corporation, the Company or any of its Subsidiaries to merge, amend or terminate any Company Benefit Plan (other than any requirement to obtain the signature of a counterparty to amend, modify or terminate such Company Benefit Plan).

(g) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries has any obligations for post-termination health, welfare or life insurance benefits under any Company Benefit Plan (other than for continuation coverage required to be provided pursuant to Section 4980B of the Code) or coverage in which the full cost of such benefit is borne entirely by the former employee (or such former employee’s eligible dependents or beneficiaries).

(h) Except for labor-related agreements, arrangements or understandings entered into or applicable on the national and/or sector level, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any Labor Agreement, nor is any such Labor Agreement presently being negotiated, nor, to the Knowledge of the Company, are there any employees of the Company or any of its Subsidiaries represented by a labor or trade union, labor organization or works council.  Except as would not be material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, to the Knowledge of the Company, there are no labor union organizing activities, representation campaigns, certification proceedings or petitions seeking a representation proceeding pending or threatened by or with respect to any of the employees of the Company or any of its Subsidiaries.  Since December 31, 2015 through the date of this Agreement, there has not been any, and there are no pending or, to the Knowledge of the Company, threatened strikes, walkouts, lockouts, slowdowns or other labor stoppages against or affecting the Company or its Subsidiaries that have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Foreign Plan (i) has been established, operated, maintained and administered in compliance with its terms and operated in compliance with all applicable Laws; (ii) if required to be registered or approved by a non-U.S. Governmental Authority, has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and, to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing;

(iii) that is intended to qualify for special Tax treatment meets all requirements for such treatment; (iv) if required to be fully funded or fully insured, is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Laws; and (v) is not subject to any pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any Foreign Plan, or otherwise involving any such Foreign Plan or the assets of any Foreign Plan, other than routine claims for benefits.

(j) The Company and its Subsidiaries are, and since December 31, 2015 have been, in compliance with the terms of the Company Benefit Plans, any applicable Labor Agreement and all applicable Laws respecting or relating to recruitment, employment and employment practices, and agency and other workers, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance, except where failure to comply has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(k) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have been in compliance with all Laws applicable to “contractors” or “subcontractors” (in each case, as defined by Executive Order 11246).

Section 3.13 Taxes.

(a) The Company and each of its Subsidiaries have (i) timely filed or caused to be timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and (ii) paid all material Taxes due and owing (whether or not shown on such Tax Returns), except, in the case of clause (ii) hereof, with respect to Taxes contested in good faith by appropriate Proceedings and for which adequate reserves or accruals have been established (as of the date of this Agreement and as of the Closing) in accordance with GAAP.

(b) (i) The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of their most recent consolidated financial statements included in the Company SEC Documents prior to the date of this Agreement, materially exceed the reserve or accrual for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such consolidated financial statements (rather than in any notes thereto) and (ii) since the date of such financial statements, none of the Company or any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c) (i) There are no pending, threatened in writing or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of material Taxes of or with respect to the Company or any of its Subsidiaries; (ii) no deficiency for material Taxes has been assessed or asserted in writing by any Governmental Authority against the Company or any of its Subsidiaries, except for deficiencies which have been satisfied by payment, settled or withdrawn, or which are being contested in good faith by appropriate Proceedings and for which adequate reserves or accruals have been established (as of the date of this Agreement and as of the Closing) in accordance with GAAP; (iii) none of the Company or any of its Subsidiaries has waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and (iv) no written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it is or may be liable for a material amount of Taxes in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Company or any of its Subsidiaries.

(d) All Taxes that the Company or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects from payments made to its respective employees, independent contractors, creditors, stockholders or other third parties and, have been timely paid to the proper Governmental Authority or other Person or properly set aside in accounts for this purpose.

(e) None of the Company or any of its Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company or any of its Subsidiaries, the Applicable Company Subsidiary or any of its Subsidiaries, KLX or any of its Subsidiaries, or Automation or any of its Subsidiaries), and none of the Company or any of its Subsidiaries has any liability for Taxes of any other Person (other than Taxes of the Company or any Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of foreign, state or local law), as a transferee or successor, by Contract or otherwise.

(f) Except with respect to the KLX Tax Sharing Agreement and the Automation Tax Allocation Agreement, none of the Company or any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or customary Tax indemnification provisions in commercial Contracts entered into in the ordinary course of business, the principal subject matter of which is not Taxes) that will not be terminated on or before the Closing Date without any future liability or obligations to the Company or its Subsidiaries.  The Company and its Subsidiaries have complied in all material respects with each of the KLX Tax Sharing Agreement and the Automation Tax Allocation Agreement, and no material claims are pending against the Company or any of its Subsidiaries under either agreement.

(g) There are no Liens for a material amount of Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(h) None of the Company or any of its Subsidiaries has participated in or been a party to a transaction that constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(i) Within the last two (2) years, none of the Company or any of its Subsidiaries has been a party to any transaction intended to qualify under Section 355 of the Code.

Section 3.14 Material Contracts.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of each Company Material Contract, a complete and correct copy of each of which has been made available to Parent prior to the date of this Agreement.  For purposes of this Agreement, “Company Material Contract” shall mean any Contract (other than any Company Benefit Plan) to which the Company or any of its Subsidiaries is a party or to or by which any asset or property of the Company or any of its Subsidiaries is bound or affected, except for this Agreement, that:

(i) is a Contract (other than a purchase order) with a vendor or supplier that provided or provides, as applicable, for aggregate payments from the Company and its Subsidiaries of more than $50,000,000 in the past 12 months or $250,000,000 over the remaining life of such Contract (it being understood that the Company is not making any representation or warranty as to the actual amount of future payments to be paid under any such Contract);

(ii) is a Contract (other than a purchase order) with a customer that provided or provides, as applicable, for aggregate payments to the Company and its Subsidiaries of more than $100,000,000 in the past 12 months or $500,000,000 over the remaining life of such Contract (it being understood that the Company is not making any representation or warranty as to the actual amount of future payments to be paid under any such Contract);

(iii) constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act) of the Company and its Subsidiaries, taken as a whole, and is required to be filed with the SEC;

(iv) is a joint venture, shareholder or similar Contract that is material to the operation of the Company and its Subsidiaries, taken as a whole;

(v) is a Contract (other than those solely between or among the Company and any of its wholly owned Subsidiaries) relating to Indebtedness for borrowed money of the Company or any of its Subsidiaries (whether outstanding or as may be incurred) in an amount in excess of $25,000,000;

(vi) is an agreement under which the Company or any of its Subsidiaries has granted any Person registration rights (including demand and piggy-back registration rights);

(vii) is a Contract with any Governmental Authority, any prime contractor of a Governmental Authority in its capacity as a prime contractor or any subcontractor with respect to any such Contract that, in each case, provided or provides, as applicable, for aggregate payments to the Company and its Subsidiaries of more than $100,000,000 in the past 12 months or $500,000,000 over the remaining life of such Contract (it being understood that the Company is not making any representation or warranty as to the actual amount of future payments to be paid under any such Contract);

(viii) is a non-competition or other Contract that materially limits (A) the manner, lines of business or localities in which any business of the Company and its Subsidiaries, taken as a whole, is or has a right to be conducted or (B) the types of businesses that the Company and its Subsidiaries conduct or have a right to conduct;

(ix) is a Contract relating to the acquisition or disposition of any business, operations or assets (whether by merger, sale of stock, sale of assets, consolidation or otherwise) entered into within the past three (3) years, for aggregate actual and/or contingent consideration under such Contract in excess of $100,000,000, or which has continuing or contingent obligations that would reasonably be expected to be in excess of $10,000,000;

(x) is or includes a license, consent to use, non-assertion, coexistence or similar Contract concerning Intellectual Property Rights or software of or used by the Company or any of its Subsidiaries (other than non-customized software subject to customary “shrink-wrap” or “click-through” type Contracts) and (A) provides for annual payments of more than $50,000,000 or (B) other than to a customer or supplier in the ordinary course of business consistent with past practice (unless the Contract contains “change of control” or similar triggers that would materially alter, add to or impact the license terms therein as a result of this Agreement or the transactions contemplated herein), grants an exclusive license or similar exclusive right to use to the Company or any of its Subsidiaries or to any third party and is material to the Company and its Subsidiaries, taken as a whole;

(xi) is material to the Company and its Subsidiaries, taken as a whole, that provides for “single source” supply to the Company or any of its Subsidiaries;

(xii) provides for (A) material exclusivity rights for the benefit of a third party, (B) a guarantee of availability of supply or services by the Company or its Subsidiaries for a period greater than twenty four (24) months that is material to the Company and its Subsidiaries, taken as a whole, or (C) “most favored nation” rights that are material to the Company and its Subsidiaries, taken as a whole;

(xiii) is a Contract that contains a put, call, right of first refusal, right of first negotiation, right of first offer, redemption, repurchase or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any material equity interests, businesses, lines of business, divisions, joint ventures, partnerships or other assets of any Person; or

(xiv) provides for the Company or its Subsidiaries to indemnify or hold harmless any other Person entered into outside of the ordinary course of business consistent with past practice, that would reasonably be expected to impose on the Company or any of its Subsidiaries a liability in excess of $10,000,000.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company or any of its Subsidiaries is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract, (ii) as of the date of this Agreement, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract and (iii) each Company Material Contract is (A) a valid and binding obligation of the Company or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of the Company, the other parties thereto (provided that (I) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (II) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought), and (B)  in full force and effect.

Section 3.15 Intellectual Property and Information Technology.

(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, the applications for and registrations of Intellectual Property Rights owned by the Company or its Subsidiaries are (i) free and clear of all Liens (other than Permitted Liens) and (ii) in effect, subsisting and, to the Knowledge of the Company, valid.  Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (A) all assignments to the Company or any of its Subsidiaries of Intellectual Property Rights issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar that are owned by the Company or such Subsidiary have been properly executed and recorded, where applicable, (B) as of the date of this Agreement, there are no inventorship challenges, opposition or nullity proceedings, post-grant reviews or similar proceedings declared, commenced or provoked or, to the Knowledge of the Company, threatened with respect to any patents included in the Intellectual Property Rights that are owned by the Company or any of its Subsidiaries, and (C) as of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries concerning the ownership, validity, registrability or enforceability of any Intellectual Property Rights owned by the Company or any of its Subsidiaries or, to the Knowledge of the Company, used in the respective businesses of the Company and its Subsidiaries.

(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries own, validly license or have the right to use in the manner currently used, all patents, trademarks, trade names, copyrights, Internet domain names, service marks, know-how, trade secrets and other intellectual property rights, and any registrations and applications therefor (the “Intellectual Property Rights”), that are used in the respective businesses of the Company and its Subsidiaries.  Without limiting the foregoing, (i) the Company is the sole owner of the applications and registrations listed on Section 3.15(b)(i) of the Company Disclosure Letter, (ii) as of the date hereof, there is no pending or, to the Knowledge of the Company, threatened Proceeding challenging such ownership rights and (iii) to the Knowledge of the Company, as of the date hereof, no third Person is using such marks in a material and unauthorized manner in the fields set forth on Section 3.15(b)(iii) of the Company Disclosure Letter.

(c) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted does not infringe upon, misappropriate or otherwise violate any Intellectual Property Rights of any other Person, and (ii) as of the date of this Agreement, there is no claim for any such infringement, misappropriation or other violation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (iii) to the Knowledge of the Company, as of the date of this Agreement, no other Person is infringing, misappropriating or otherwise violating any Intellectual Property Right owned by or used in the respective businesses of the Company or any of its Subsidiaries.

(d) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all trade secrets of the Company or any of its Subsidiaries and (ii) to the Knowledge of the Company, there has been no unauthorized or improper use or disclosure thereof.

(e) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, since December 31, 2014, there have been no security breaches of, unauthorized access to or use of, failures or unplanned outages in, or other adverse integrity or security events affecting the IT Assets of the Company and its Subsidiaries or any other Persons to the extent used by or on behalf of the Company or its Subsidiaries (or, in each case information and transactions stored or contained therein or transmitted thereby).

(f) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company or its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries have taken commercially reasonable measures to protect all Personal Data in its and their possession against unauthorized access or use, misuse, loss or damage and (ii) the Company and its Subsidiaries have since December 31, 2014 complied with all applicable Laws, as well as their own rules, policies and procedures, relating to privacy, data protection and the collection, retention, protection, transfer, use and processing of all Personal Data, and, to the Knowledge of the Company, there has been no unauthorized access to or use of, misuse of, loss of or damage to any such Personal Data.

Section 3.16 Real and Personal Property.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (as applicable) have (i) good title to, or valid leasehold interests in, all of their respective properties and assets, free and clear of all Liens, except for Permitted Liens, and (ii) exclusive possession of all Company Leased Real Property, other than any use and occupancy rights granted to third party owners, tenants or licensees pursuant to agreements with respect to such Company Leased Real Property, entered into in the ordinary course of business.  Other than as constitutes a Permitted Lien, neither the Company nor any of its Subsidiaries is a lessor or grantor under any material lease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any material real property owned by the Company or any of its Subsidiaries or any material portion thereof.

(b) Each lease, sublease or license for Company Leased Real Property is a valid and binding obligation of the Company or any of its Subsidiaries that is a party thereto, as applicable, and to the Knowledge of the Company, the other parties thereto, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(c) As of the date of this Agreement, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries has received any written communication from, or given any written communication to, or to the Knowledge of the Company, received or given any other type of communication from or to, any other party to a lease for Company Leased Real Property or any lender, alleging that the Company, any of its Subsidiaries or such other party, as the case may be, is in default under such lease.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) no Person, other than the Company or a Subsidiary of the Company, possesses, uses or occupies all or any portion of any real property owned or leased by the Company or any of its Subsidiaries, (ii) there are no outstanding options or rights of first refusal to purchase any real property owned by the Company or any of its Subsidiaries or any interest therein and (iii) as of the date hereof, there are no pending or, to the Knowledge of the Company, threatened Proceedings to take all or any portion of any real property owned or leased by the Company or any interest therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or any sale or disposition in lieu thereof.

Section 3.17 Environmental.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) the Company and its Subsidiaries are and, since December 31, 2012, have been in compliance with all applicable Environmental Laws, including possessing and complying with the terms of all Company Permits required for their operations under applicable Environmental Laws;

(ii) as of the date of this Agreement, there is no Proceeding or Order pending or, to the Knowledge of the Company, threatened pursuant to or relating to any Environmental Law against the Company or any of its Subsidiaries;

(iii) as of the date of this Agreement, none of the Company or any of its Subsidiaries has received notice or a request for information alleging that the Company or any of its Subsidiaries or any of their respective predecessors has been or is in actual or potential violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved;

(iv) there have been no Releases of Hazardous Materials on or underneath any location that have resulted in or are reasonably likely to result in an obligation by the Company or any of its Subsidiaries to remediate such Releases pursuant to applicable Environmental Law or otherwise have resulted in or are reasonably likely to result in liability to the Company or any of its Subsidiaries pursuant to applicable Environmental Law;

(v) any asbestos, asbestos-containing material or presumed asbestos-containing material that is on or part of any real property, plant, building or facility currently owned, leased or operated primarily by the Company or any of its present or past Subsidiaries or any of their respective predecessors is and, with respect to any real property, plant, building or facility formerly owned, leased or operated by the Company or any of its present or past Subsidiaries or any of their respective predecessors, was during time of such ownership, lease or operation, managed according to the current legal standards governing such material, and its presence or condition does not violate any Environmental Law; and

(vi) none of the products manufactured, distributed or sold by the Company or any of its present or past Subsidiaries or any of their respective predecessors contained asbestos or asbestos-containing material.

Section 3.18 Customers and Suppliers.  None of the ten (10) largest customers (by revenue) of the businesses of the Company and its Subsidiaries during the twelve (12) months prior to the date of this Agreement or the ten (10) largest suppliers (by cost) of the businesses of the Company and its Subsidiaries during the twelve (12) months prior to the date of this Agreement has since September 30, 2016 through the date of this Agreement (a) canceled or otherwise terminated, or to the Knowledge of the Company, threatened to cancel or otherwise terminate, its relationship with the Company or any of its Subsidiaries, (b) materially decreased, or to the Knowledge of the Company or any of its Subsidiaries, threatened to materially decrease the quantity of products or services purchased from or sold to, respectively, the Company or any of its Subsidiaries, outside of ordinary course fluctuations in business from the placing and fulfillment of Contracts, (c) demanded, requested or received from the Company or any of its Subsidiaries any material concessions with respect to any existing or proposed Contracts or programs which, in the aggregate, would reasonably be expected to be materially adverse to the Company or its Subsidiaries, taken as a whole, or (d) been engaged in a material dispute with the Company or any of its Subsidiaries, in the case of each of clauses (a) (with respect to threatened matters), (b), (c) and (d), other than to the extent in the ordinary course of business consistent with past practice.  Lists of all customers and suppliers referred to in this Section  3.18 have been made available to Parent prior to the date of this Agreement.

Section 3.19 Product Warranty; Aviation Regulation Compliance.  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each product manufactured, sold, leased or delivered by the Company or any of its Subsidiaries, since December 31, 2013, has been in substantial conformity with all applicable contractual specifications and all express and implied warranties made by the Company or any of its Subsidiaries (except to the extent non-conformity is consented to by a customer), and neither the Company nor any of its Subsidiaries has any liability for replacement or repair thereof or other damages in connection therewith, (b) the Company and each of its Subsidiaries (i) is in compliance with all applicable Laws prescribed by the U.S. Federal Aviation Administration (“FAA”) under Title 14 of the Code of Federal Regulations and similar Laws prescribed by foreign aviation authorities (such Laws, including those prescribed by the FAA, collectively, “Aviation Regulations”), (ii) since December 31, 2015, has not violated or made voluntary disclosures with respect to potential violations of any Aviation Regulations, or, since December 31, 2013 through the date of this Agreement, has not been subject to an investigation with respect to potential violations of any Aviation Regulations, and (iii) has not been cited by the FAA or foreign aviation authorities for any material discrepancies or violations during inspections or audits since December 31, 2015, and (c) the Company has not received any Air Worthiness Directives (as such term is defined in the Federal Aviation Regulations, 14 C.F.R. § 39, as amended) issued by the FAA (or, with respect to such issuances by any foreign aviation Governmental Authority, the foreign equivalent thereof) pursuant to which a known safety deficiency was found in any of the products of the Company or any of its Subsidiaries at any time since December 31, 2015, and no such Air Worthiness Directives are pending.

Section 3.20 Foreign Corrupt Practices Act; Anti-Corruption.

(a) Since December 31, 2012, none of the Company or its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee or agent of the Company, has directly or indirectly made, offered to make, attempted to make, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or from any Person, private or public, regardless of what form, whether in money, property or services, in violation of the FCPA, the U.S. Travel Act, the U.K. Bribery Act 2010, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other applicable Law relating to anti-corruption or anti-bribery (collectively, the “Anti-Corruption Laws”).

(b) Neither the Company nor any of its Subsidiaries, as of the date of this Agreement, (i) to the Knowledge of the Company, is under external or internal investigation for any material violation of the Anti-Corruption Laws, (ii) has received any notice or other communication (in writing or otherwise) from any Governmental Authority regarding any material violation of, or failure to comply with, any Anti-Corruption Laws or (iii) to the Knowledge of the Company, is the subject of any internal complaint, audit or review process regarding a material violation of the Anti-Corruption Laws.

(c) The Company and its Subsidiaries maintain an adequate system or systems of internal controls reasonably designed to (i) ensure compliance with the Anti-Corruption Laws and (ii) prevent and detect violations of the Anti-Corruption Laws.

(d) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since December 31, 2012, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.

Section 3.21 Customs and International Trade Laws; Sanctions.

(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) since December 31, 2012, the Company and its Subsidiaries have been in compliance with all applicable Customs & International Trade Laws, and (ii) as of the date of this Agreement, there are no unresolved formal claims concerning the liability of any of the Company or its Subsidiaries under such Laws.  Without limiting the foregoing, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (A) at all times since December 31, 2012, the Company and its Subsidiaries and, to the Knowledge of the Company, Persons acting on their behalf, have obtained all import and export licenses and all other Customs & International Trade Authorizations, (B) since December 31, 2012, no Governmental Authority has imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations against any of the Company or its Subsidiaries or any of their respective directors, officers or, to the Knowledge of the Company, employees or agents, of the Company or any of its Subsidiaries (in their capacity as such) in connection with any actual or alleged violation of any applicable Customs & International Trade Laws, and (C) since December 31, 2012 through the date of this Agreement, there have been no written claims, written requests for information, the initiation of any Proceedings or, to the Knowledge of the Company, investigations by a Governmental Authority with respect to the Company’s and its Subsidiaries’ Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws.

(b) Neither the Company nor any of its Subsidiaries, and no director, officer or, to the Knowledge of the Company, employee thereof, (i) is a Sanctioned Person or (ii) as of the date of this Agreement, has pending or, to the Knowledge of the Company, threatened claims against it, him or her with respect to applicable Sanctions.

(c) Each of the Company and its Subsidiaries, and each director, officer and, to the Knowledge of the Company, other employee thereof, (i) is and, since December 31, 2012, has been, in compliance in all material respects with all applicable Sanctions and (ii) has in place adequate controls and systems reasonably designed to ensure compliance with applicable Sanctions in each of the jurisdictions in which the Company or any of its Subsidiaries do business.

(d) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since December 31, 2012, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Customs & International Trade Laws or applicable Sanctions.

Section 3.22 Government Contracts; Government Bids.

(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, each Company Government

Contract was legally awarded, is binding on the Company or its Subsidiaries, as applicable, party thereto, and is in full force and effect, and no Company Government Contract or offer, quotation, bid or proposal to sell products or services made by the Company or any of its Subsidiaries to any Governmental Authority or any prime contractor that would be material to the Company and its Subsidiaries, taken as a whole (a “Government Contract Bid”) is currently the subject of bid or award protest proceedings.  The Company and its Subsidiaries have complied and are in compliance in all material respects with the terms and conditions of each Company Government Contract and Government Contract Bid as required, including all clauses, provisions and requirements incorporated expressly by reference or by operation of Law therein.

(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, since December 31, 2015, neither the Governmental Authority nor any prime contractor or subcontractor has notified the Company or any of its Subsidiaries in writing that the Company or any of its Subsidiaries has, or is alleged to have, breached or violated in any material respect any Law, representation, certification, disclosure, clause, provision or requirement pertaining to any Company Government Contract and Government Contract Bid.

(c) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, since December 31, 2015, no costs incurred by the Company or any of its Subsidiaries pertaining to any Company Government Contract have been proposed for disallowance or deemed finally disallowed in writing by a Governmental Authority, and no material payment due to the Company or any of its Subsidiaries pertaining to any Company Government Contract has been withheld or set off, nor has any claim been made to withhold or set off money.

(d) Since December 31, 2015, except as has not been, and could not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) none of the Company, any of its Subsidiaries or any of their respective Principals (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended or excluded, or to the Knowledge of the Company, proposed for debarment, suspension or exclusion, from participation in or the award of Contracts or subcontracts for or with any Governmental Authority or doing business with any Governmental Authority, (ii) through the date of this Agreement, none of the Company or any of its Subsidiaries has received any request to show cause (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements), (iii) none of the Company or any of its Subsidiaries, to the Knowledge of the Company, is the subject of a finding of non-compliance, nonresponsibility or ineligibility for government contracting, (iv) none of the Company or any of its Subsidiaries is for any reason listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs, (v) neither the Company nor any of its Subsidiaries, nor any of the respective directors, officers, employees or Principals (as defined in Federal Acquisition Regulation 52.209-5), nor to the Knowledge of the Company, any consultants or agents of the Company or any of its Subsidiaries, is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Authority with respect to the award or performance of any Company Government Contract, the subject of any actual or, to the Knowledge of the Company, threatened in writing, “whistleblower” or “qui tam” lawsuit, or audit or investigation of the Company or any of its Subsidiaries with respect to any Company Government Contract, including any alleged material irregularity, misstatement or omission arising thereunder or relating thereto, and (vi) neither the Company nor any of its Subsidiaries has made any voluntary disclosure (A) to any Governmental Authority with respect to any alleged material irregularity, misstatement, omission, fraud or price mischarging, or other violation of Law, arising under or relating to a Company Government Contract or (B) under the Federal Acquisition Regulation mandatory disclosure or payment provisions to any Governmental Authority and, to the Knowledge of the Company, there are no facts that would require mandatory disclosure thereunder.

(e) Except as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company or its Subsidiaries, taken as a whole, (i) the cost accounting system and business systems (as defined in Defense Federal Acquisition Regulation Supplement 242.7001 & 252.242-7005) of the Company

and its Subsidiaries and the associated entries reflected in the financial records of the Company and its Subsidiaries with respect to Company Government Contracts and Government Contract Bids are and, since December 31, 2015, have been in compliance with Law and have not been determined by the United States government’s Defense Contract Audit Agency or Defense Contract Management Agency to be inadequate or disapproved for accumulating and billing costs under Company Government Contracts and (ii) since December 31, 2015, to the Knowledge of the Company, (A) there has been no finding of fraud or any claim of any liability as a result of defective pricing, labor mischarging or improper payments on the part of the Company or any of its Subsidiaries, (B) no cost incurred by the Company or any of its Subsidiaries has been formally questioned, challenged, or disallowed, nor is any such cost the subject of any investigation, other than routine audit, by a Governmental Authority and (C) no money due to the Company or any of its Subsidiaries pertaining to a Company Government Contract has been withheld or offset nor has any claim been made to withhold or offset money, and, subject to applicable rate approvals, each of the Company and its Subsidiaries, as applicable, is entitled to all progress payments received with respect thereto.

Section 3.23 Insurance.  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (a) the Company and its Subsidiaries have paid, or caused to be paid, all premiums due under all insurance policies of the Company and its Subsidiaries, and all such insurance policies are in full force and effect, and (b) as of the date of this Agreement, none of the Company or any of its Subsidiaries has received written notice (i) that they are in default with respect to any obligations under such policies or (ii) of cancellation or termination with respect to any such policies, or refusal or denial of any coverage, reservation of rights or rejection of any claim under any such policies, in each case that is held by, or for the benefit of, the Company or any of its Subsidiaries.

Section 3.24 Takeover Statutes.  The approval by the Company Board of this Agreement, the Merger and the other transactions contemplated by this Agreement represents all the action necessary to render inapplicable to this Agreement, the Merger and the transactions contemplated by this Agreement the provisions of Section 203 of the DGCL.

Section 3.25 Brokers.  No investment banker, broker or finder other than J.P. Morgan Securities LLC and Citigroup Global Markets, Inc., the fees and expenses of which will be paid by the Company, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates.  True, correct and complete copies of all the engagement letters between the Company and each of J.P. Morgan Securities LLC and Citigroup Global Markets, Inc. have been made available to Parent prior to the date of this Agreement.

Section 3.26 Opinion of Financial Advisors.  The Company Board has received the opinions of J.P. Morgan Securities LLC and Citigroup Global Markets, Inc., dated as of the date of this Agreement, each to the effect that, as of such date and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock (other than the Company, Parent, their respective wholly owned Subsidiaries and holders of Dissenting Shares).  Promptly after the date of this Agreement, true, correct and complete copies of such opinions will be made available to Parent for informational purposes only.

Section 3.27 Applicable Company Subsidiary Acquisition.  As of the Applicable Company Subsidiary Acquisition Closing, there were no waivers in accordance with the terms of the Applicable Subsidiary Acquisition Agreement by any party to such agreement of the conditions to the closing set forth in Sections 6.1, 6.2 and 6.3 of the Applicable Company Subsidiary Acquisition Agreement.

Section 3.28 No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof.  The Company acknowledges that, except for the representations and warranties contained in Article IV of this Agreement, none of Parent or Merger Sub or any of their respective Affiliates or Representatives or any other Person makes (and the Company is not relying on) any representation or warranty, express or implied, to the Company in connection with the Merger and the other transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (i) the Parent SEC Documents filed with (or furnished to) the SEC by Parent on or after December 31, 2016 and prior to the date of this Agreement (but in each case excluding any risk factor disclosure contained under the heading “Risk Factors” (other than any factual information contained therein) or in any “forward-looking statements” legend or in any similarly non-specific, cautionary, predictive or forward-looking statements) and to the extent publicly available on EDGAR or (ii) the Parent Disclosure Letter, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

Section 4.1 Organization; Qualification.  Each of Parent and Merger Sub is a corporation duly organized and validly existing under the laws of the State of Delaware and has the requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated, except where the failure to be so validly existing and authorized (a) has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.  Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.  Accurate and complete copies of the Parent Organizational Documents, as in effect on the date of this Agreement, have been made available to the Company prior to the date of this Agreement.  The Parent Organizational Documents are currently in effect, and neither Parent nor Merger Sub, as applicable, is in violation of any of the provisions thereof.

Section 4.2 Capitalization; Subsidiaries.

(a) As of the close of business on the August 30, 2017 (the “Parent Capitalization Date”), the authorized capital stock of Parent consisted of (i) 4,000,000,000 shares of Parent Common Stock, 1,452,811,555 of which were issued and outstanding (including 0 shares of Parent Common Stock subject to Parent Equity Awards in the form of compensatory restricted stock awards) and 654,259,004 of which were held by Parent as treasury stock, and (ii) 250,000,000 shares of preferred stock, par value $1.00 per share, of Parent, no shares of which were outstanding.  There are no other classes of capital stock of Parent and no bonds, debentures, notes or other Indebtedness or securities of Parent having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of Parent may vote authorized, issued or outstanding.  As of the close of business on the Parent Capitalization Date, there were (A) outstanding options and stock appreciation rights relating to 35,734,448 shares of Parent Common Stock and (B) outstanding Parent Equity Awards (other than options, stock appreciation rights and compensatory restricted stock awards relating to Parent Common Stock) representing 4,613,424 shares of Parent Common Stock.

(b) All of the issued and outstanding shares of Parent Common Stock have been, and all of the shares of Parent Common Stock that may be issued pursuant to the Parent Equity Awards or the Parent’s Long-Term Incentive Plan, as amended from time to time, or other compensation plans of Parent will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, and, along with the shares of Parent Common Stock issuable pursuant to this Agreement, are, or will be when issued, fully paid, nonassessable and free of preemptive rights.  All of the outstanding Parent Common Stock has been sold pursuant to an effective registration statement filed under the federal securities Laws or an appropriate exemption therefrom.

(c) Other than (1) issuances of shares of Parent Common Stock pursuant to the exercise or settlement, as applicable, of the Parent Equity Awards outstanding as of the close of business on the Parent Capitalization Date or under other compensation plans of Parent in accordance with their terms or (2) the grant or issuance of Parent Equity Awards since the Parent Capitalization Date in the ordinary course of business consistent with past practice, as of the date of this Agreement, other than as set forth in Section 4.2(a), there are no (i) existing options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments of any kind obligating Parent to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock of Parent or securities convertible into or exchangeable for such shares, or obligating Parent to grant, extend or enter into such options, warrants, calls, preemptive, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments, (ii) outstanding obligations of Parent to repurchase, redeem or otherwise acquire any capital stock of Parent or any securities representing the right to purchase or otherwise receive any capital stock of Parent, (iii) stockholder agreements, voting trusts or similar agreements with any Person to which Parent is a party (A) restricting the transfer of the capital stock of Parent or (B) affecting the voting rights of capital stock of Parent or other equity or voting securities or other equity interests of Parent, or (iv) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, security-based performance units, “phantom” stock, profit-participation or other security rights issued by Parent, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which Parent is party, in each case pursuant to which any Person is entitled to receive any payment from Parent based in whole or in part on the value of any capital stock of Parent.

(d) All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent.  Merger Sub has no outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.

(e) The number of shares of authorized Parent Common Stock that have not been issued, subscribed for or otherwise committed to be issued is at least equal to the number of shares of Parent Common Stock to be issued pursuant to this Agreement.

Section 4.3 Authority Relative to Agreement.

(a) Each of Parent and Merger Sub have all necessary corporate power and authority to execute, deliver and perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement.  The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by Parent and Merger Sub, and (in the case of the Merger, except for the filing of the Certificate of Merger with the Delaware Secretary of State) no other corporate action or proceeding on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of each of Parent and

Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(b) The Parent Board and the Merger Sub Board have, by resolutions unanimously adopted thereby, approved this Agreement and the transactions contemplated by this Agreement.  As of the date of this Agreement, none of the aforesaid actions by the Parent Board or the Merger Sub Board have been amended, rescinded or modified.  Parent or a Subsidiary of Parent, acting in its capacity as the sole stockholder of Merger Sub, has approved and adopted this Agreement.

Section 4.4 No Vote Required.  Assuming the accuracy of the representations and warranties in Section 3.2 and compliance by the Company with Section 5.1(c), no vote of the stockholders of Parent or the holders of any other securities of Parent is required by any Law or by the Parent Organizational Documents in connection with the consummation of the transactions contemplated by this Agreement.

Section 4.5 No Conflict; Required Filings and Consents.

(a) Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, nor compliance by Parent and Merger Sub with any of the applicable terms or provisions of this Agreement, will (i) violate any provision of the Parent Organizational Documents or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of Parent, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 4.5(b) have been obtained or made, conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require the Consent of, notice to or filing with any third party pursuant to any of the terms or provisions of any Contract to which Parent or any of its Subsidiaries is a party or by which any property or asset of Parent or any of its Subsidiaries is bound or affected, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of Parent or Merger Sub, other than, in the case of clause (i) with respect to the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of Parent (other than Merger Sub), clause (ii) and clause (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(b) No Consent of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act (including the filing with the SEC of the Form S-4 and the Proxy Statement), (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) applicable requirements under foreign qualification, state securities or “blue sky” laws of various states, (iv) compliance with applicable rules and regulations of the NYSE and any other applicable stock exchanges or marketplaces, (v) such other items required solely by reason of the participation and identity of the Company in the transactions contemplated by this Agreement, (vi) compliance with and filings or notifications under Antitrust Laws and (vii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 4.6 Parent SEC Documents; Financial Statements.

(a) Since December 31, 2016, Parent has timely filed with (or furnished to) the SEC all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the Exchange Act or the Securities Act (collectively, the “Parent SEC Documents”).  As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be.  As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading.  As of the date of this Agreement, there are no amendments or modifications to Parent SEC Documents that were required to be filed with (or furnished to) the SEC prior to the date of this Agreement, but that have not yet been filed with (or furnished to) the SEC. No Subsidiary of Parent is subject to the periodic reporting requirements of the Exchange Act.  All of the audited financial statements and unaudited interim financial statements of Parent included in Parent SEC Documents (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and (iii) fairly present in all material respects the financial position, the stockholders’ equity, the results of operations and cash flows of Parent and its consolidated Subsidiaries as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).

(b) Prior to the date of this Agreement, Parent has furnished to the Company complete and correct copies of all comment letters from the SEC since December 31, 2016 through the date of this Agreement with respect to any of the Parent SEC Documents, together with all written responses of Parent thereto.  As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of Parent SEC Documents, and, to the Knowledge of Parent, none of Parent SEC Documents are subject to ongoing SEC review.

(c) Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the NYSE.

(d) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or

Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation.  Parent has no “significant deficiencies” or “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information.  Since December 31, 2013, there has been and is no fraud, whether or not material, that involves senior management or other employees who have a significant role in Parent’s internal control over financial reporting.

(e) Parent maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports.

(f) To the Knowledge of Parent, as of the date of this Agreement, there are no SEC inquiries or investigations, other inquiries or investigations by Governmental Authorities or internal investigations pending or threatened, in each case regarding any accounting practices of Parent or any of its Subsidiaries or any malfeasance by any director or executive officer of Parent or any of its Subsidiaries.  Since December 31, 2016 through the date of this Agreement, there have been no material internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of Parent, the Parent Board or any committee thereof.

(g) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to Parent SEC Documents, and the statements contained in such certifications are true and accurate.  Parent does not have, and has not arranged, any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(h) Since December 31, 2016, (i) neither Parent nor any of its Subsidiaries has received any written or, to the Knowledge of Parent, oral complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to Parent or any of its Subsidiaries and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to the general counsel or chief executive officer of Parent pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act, except, in each case, as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole.

(i) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent SEC

Documents (including any audited financial statements and unaudited interim financial statements of Parent included therein).

Section 4.7 Absence of Certain Changes or Events.  Since December 31, 2016 through the date of this Agreement, (a) except in connection with the transactions contemplated by this Agreement, the respective businesses of Parent and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice and (b) there has not been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8 No Undisclosed Liabilities.  Except for liabilities or obligations (a) as (and to the extent) reflected, disclosed or reserved against in Parent’s balance sheets (or the notes thereto) included in Parent’s Annual Report on Form 10-K filed with the SEC on February 9, 2017 or the Company’s Quarterly Report on Form 10-Q filed with the SEC on July 28, 2017, (b) incurred in the ordinary course of business consistent with past practice since December 31, 2016, (c) incurred in connection with the transactions contemplated by this Agreement or (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be reflected on a consolidated balance sheet of Parent (or the notes thereto) in accordance with GAAP.

Section 4.9 Litigation.  As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any asset or property of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries nor any asset or property of Parent or any of its Subsidiaries is subject to a continuing Order, in each case, that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (b) would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 4.10 Permits; Compliance with Laws.

(a) (i) Parent and its Subsidiaries are in possession of all material franchises, grants, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, registrations, clearances, orders and other authorizations necessary for Parent and its Subsidiaries to own, lease and operate their respective properties and assets and to carry on their respective businesses as now being conducted under and pursuant to all applicable Laws (the “Parent Permits”), (ii) all such Parent Permits are in full force and effect and (iii) as of the date of this Agreement, no suspension, cancellation, withdrawal or revocation thereof is pending or, to the Knowledge of Parent, threatened, except where the failure to be in possession of, failure to be in full force and effect or the suspension, cancellation, withdrawal or revocation thereof (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(b) Since December 31, 2015, Parent and its Subsidiaries have been and are in compliance with (i) all applicable Laws and (ii) all Parent Permits, except where any failure to be in such compliance (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(c) Since December 31, 2015 through the date of this Agreement, none of Parent or any of its Subsidiaries or, to the Knowledge of Parent, any of their respective directors, officers or employees, has received any written or, to the Knowledge of Parent, oral notification from a Governmental Authority asserting that Parent or any of its Subsidiaries is not in compliance with, or is under investigation with respect to any failure to comply with, any Laws or Parent Permits, except where any failure to be in such compliance (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 4.11 Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the Proxy Statement will, at the date it, or any amendment or supplement to it, is mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference therein).  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

Section 4.12 Brokers.  No investment banker, broker or finder other than Morgan Stanley & Co. LLC, the fees and expenses of which will be paid by Parent, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Affiliates (including Merger Sub).

Section 4.13 Share Ownership.  None of Parent, Merger Sub or any of their respective Affiliates has been, (a) at any time during the three (3) years preceding the date of this Agreement, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL or (b) an “Interested Shareowner” or “Affiliate” or “Associate” of an “Interested Shareowner” (each as defined in the Certificate of Incorporation).

Section 4.14 Financing.  Parent has delivered to the Company true and complete fully executed copies of (a) the commitment letter, dated as of September 4, among Parent and Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Bank USA, National Association and HSBC Securities (USA) Inc. (the “Commitment Letter”) and (b) the fee letter, dated as of September 4, 2017, among Parent and Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Merrill, Lynch, Pierce, Fenner & Smith Incorporated, HSBC Bank USA, National Association and HSBC Securities (USA) Inc. (as redacted to remove the fee amounts, pricing caps and the rates and amounts included in the “market flex,” the “Redacted Fee Letter”), in each case, including all exhibits, term sheets, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (collectively, the “Debt Letters”), pursuant to which and subject to the terms and conditions thereof each of the “Initial Lenders” party thereto have severally committed to lend the amounts set forth therein to Parent (the provision of such funds as set forth therein, but subject to the provisions of Section 5.15 (the “Financing”)) for the purposes set forth in such Debt Letters.  The Debt Letters have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Debt Letters have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement.  As of the date of this Agreement, the Debt Letters are in full force and effect and constitute the legal, valid and binding obligation of each of Parent and, to the knowledge of Parent, the other parties thereto, subject in each case to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity.  As of the date of this Agreement, there are no conditions precedent or contingencies related to the funding of the full amount of the Financing pursuant to the Debt Letters, other than as expressly set forth in the Debt Letters.  Subject to the terms and conditions of the Debt Letters, the net proceeds contemplated from the Financing, together with cash on hand and amounts available to be drawn on the Parent Revolving Credit Facilities are, and together with any other committed financing that replaces or supplements the Financing consistent with the terms set forth in Section 5.15 on the Closing Date will be, sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the Cash Consideration portion of the Merger Consideration and all fees and expenses to be incurred in connection therewith.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent under the Debt Letters or, to the knowledge of Parent, any other party to the Debt Letters.  As of the date of this Agreement there are no side letters or other agreements that impose conditions or contingencies to the funding of the full amount of the Financing other than as expressly set forth in the Debt Letters.  Parent has fully paid all commitment fees or other fees required to be paid prior to the date of this Agreement in connection with the Financing.  As of the date of this Agreement, assuming the conditions to the obligations of Parent to consummate the Merger have been satisfied or waived, Parent has no reason to believe that any of the conditions to the Financing will not be satisfied, nor does Parent have knowledge, as of the date of this Agreement, that the Financing will not be made available to Parent on the Closing Date in accordance with the terms of the Debt Letters.  The obligations of Parent and Merger Sub hereunder are not subject to any condition regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the Merger and the other transactions contemplated by this Agreement.

Section 4.15 No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or any other information provided to the Company in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof.  Each of Parent and Merger Sub acknowledges that, except for the representations and warranties contained in Article III of this Agreement, none of the Company or any of its Affiliates or Representatives or any other Person makes (and Parent and Merger Sub are not relying on) any representation or warranty, express or implied, to Parent or Merger Sub in connection with the Merger and the other transactions contemplated by this Agreement.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company Pending the Merger.  The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (i) as may be required by Law, (ii) as may be agreed in writing by Parent (which consent, in the case of Section 5.1(a)(ii) and (iii), (e), (f), (i), (j), (k), (l), (m), (n), (o), (p), (r), (s), (t), (u) and (v), shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required pursuant to this Agreement or (iv) as set forth on Section 5.1 of the Company Disclosure Letter, (A) the Company shall, and shall cause its Subsidiaries to, conduct the business of the Company and its Subsidiaries in the ordinary course of business and in a manner consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve its assets and business organization and maintain its existing relationships with material customers, suppliers, distributors, regulators and business partners, and to keep available the services of key employees, and (B) the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(a) amend (i) the Certificate of Incorporation, (ii) the Bylaws or (iii) such equivalent organizational or governing documents of any of its Subsidiaries, in the case of such documents of any of its Subsidiaries, in a manner that would be materially adverse to Parent or Merger Sub or would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of any of the Merger or the other transactions contemplated by this Agreement;

(b) split, reverse split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire or amend the terms of the Company’s or any of its Subsidiaries’ capital stock, or other equity or voting securities or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity or voting securities or other equity interests; provided that the Company may repurchase or otherwise acquire shares in connection with (i) the acceptance of shares of Company Common Stock as payment for the per share exercise price of the Company Stock Options or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of Company Equity Awards, in each case in accordance with the applicable Company Equity Plan or (ii) the forfeiture of Company Equity Awards;

(c) issue, sell, pledge, dispose of, encumber, grant or authorize the same with respect to, any shares of the Company’s or its Subsidiaries’ capital stock, or other equity or voting securities or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity or equity-based compensation, or other equity or voting securities or other equity interests; provided that the Company may issue the foregoing (i) upon the settlement of any Company Stock Option, Company RSU Award, or Company DSU Award outstanding as of the date of this Agreement, (ii) pursuant to the terms of the Company ESPP, the Company Non-US Share Purchase Plans or the Company 401(k) Plan in effect immediately prior to the date of this Agreement or (iii) to the extent permitted by Section 5.1(e);

(d) except with respect to the regular quarterly cash dividends of up to $0.33 per share, with record and payment dates for such dividends consistent with past practice (except as otherwise provided in Section 5.20), declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock or other equity interests, other than cash dividends and distributions paid by any direct or indirect wholly owned Subsidiary of the Company to the Company or any direct or indirect wholly owned Subsidiary of the Company;

(e) except to the extent required pursuant to any Company Benefit Plan or Labor Agreement as in effect on the date of this Agreement, (i) establish, adopt, enter into any new, amend, terminate, or take any action to accelerate rights under, any Company Benefit Plan or plan, program, policy, practice, agreement or arrangement that would be a Company Benefit Plan if it had been in effect on the date of this Agreement; (ii) grant or pay, or commit to grant or pay, any bonus, incentive or profit-sharing award or payment; (iii) increase, or commit to increase, the amount of the wages, salary, bonuses, commissions, fringe benefits, severance or other compensation (including equity or equity-based compensation, whether payable in stock, cash or other property), benefits or remuneration payable to any current or former employee or director of, or individual service provider to, the Company or any Subsidiary of the Company, except for increases in base salaries or hourly rates of pay of employees (other than executive officers) in the ordinary course of business and consistent with past and competitive market practices, including in connection with promotions permitted by Section 5.1(f), in an amount not to exceed (x) for any single employee, $20,000 and (y) for all increases in the aggregate, 4% of the aggregate annual cost of base salaries and hourly rates of pay for all employees of the Company measured as of immediately prior to the date hereof; (iv) take any action (other than actions contemplated by this Agreement) to accelerate any payment or benefit, the vesting of any equity or equity-based award or the funding of any payment or benefit, payable or to become payable to any current or former employee or director of, or individual service provider to, the Company or any Subsidiary of the Company; (v) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any current or former employee or director of, or individual service provider to, the Company or any Subsidiary of the Company (other than offer letters in the ordinary course of business and consistent with past practice that provide for at-will employment (or employment, if at-will employment is not permitted by applicable Law in the relevant jurisdiction) without any severance (other than severance pursuant to the Rockwell Collins Inc. Severance Pay Plan as in effect from time to time), retention or change in control benefits for newly hired employees or individual service providers who are hired to the extent permitted by Section 5.1(f)); (vi) communicate with employees of the Company or any Subsidiary of the Company regarding the compensation, benefits or other treatment they will receive following the Effective Time, unless such communications are consistent with the terms provided herein; or (vii) except as may be required by GAAP, materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan, make any voluntary contributions to a Company Benefit Plan or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

(f) hire, engage, promote or terminate (other than for cause) any employee or other individual service provider who is or would be entitled to receive annual base compensation of $250,000 or more;

(g) make any loan or advance (other than travel and similar advances to its employees in the ordinary course of business) to any employee of the Company or any of its Subsidiaries in excess of $50,000 in the aggregate;

(h) forgive any loans or advances to any officers, employees or directors of the Company or its Subsidiaries, or any of their respective Affiliates, or change its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise;

(i) acquire (including by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, joint venture, other business organization, business or assets of any other Person constituting a business or any portion of a business for consideration in excess of $50,000,000 in the aggregate;

(j) sell, pledge, dispose of, transfer, abandon, lease, license, mortgage, incur any Lien (other than Permitted Liens) (including pursuant to a sale-leaseback transaction or an asset securitization transaction) on or otherwise transfer or encumber any portion of the tangible or intangible assets, business, properties or rights of the Company or any of its Subsidiaries (other than licenses of Intellectual Property Rights to customers or suppliers in their capacities as such in the ordinary course of business consistent with past practice) having a fair market value in excess of $25,000,000 individually or $75,000,000 in the aggregate, except (i) sales of inventory and accounts receivable in the ordinary course of business and consistent with past practice, (ii) transfers solely among the Company and its direct or indirect wholly owned Subsidiaries, (iii) disposition of obsolete tangible assets or expired inventory or (iv) with respect to immaterial leases, licenses or other similar grants of real property, any immaterial grant, amendment, extension, modification, or renewal in the ordinary course of business and in a manner consistent with past practice;

(k) (i) except as set forth in Section 5.1(k) of the Company Disclosure Letter, redeem, pay, discharge or satisfy any Indebtedness that has a repayment cost, “make whole” amount, prepayment penalty or similar obligation (other than Indebtedness incurred by the Company or its direct or indirect wholly owned Subsidiaries and owed to the Company or its direct or indirect wholly owned Subsidiaries) or (ii) cancel any material Indebtedness (individually or in the aggregate) or, except in the ordinary course of business and in a manner consistent with past practice, settle, waive or amend any claims or rights of substantial value;

(l) (i) except as between or among the Company and/or one or more direct or indirect wholly owned Subsidiaries of the Company, incur, create, assume or otherwise become liable for any Indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries except for Indebtedness under the Existing Revolving Credit Agreement or commercial paper program in connection with the ordinary course operations of the business, (ii) except in the ordinary course of business and in a manner consistent with past practice, incur or assume any other form of Indebtedness, and (iii) except in the ordinary course of business and in a manner consistent with past practice to customers, suppliers or, to the extent required by the applicable joint venture agreement as in effect on the date hereof and made available to Parent, joint ventures of the Company or any of its Subsidiaries, make any loans, advances or capital contributions to, or investments in, any other Person;

(m) terminate, enter into, agree to any material amendment, supplement or modification of or renew or waive any material rights under any Company Material Contract, any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement or any Contract relating to material Company Leased Real Property, in each case other than (i) in the ordinary course of business and a manner consistent with past practice or (ii) to implement capital expenditures permitted under Section 5.1(p); provided that (A) the foregoing clauses (i) and (ii) shall not apply to any Contract (I) of the type described in Section 3.14(a)(viii) or (xii) (clauses (A) or (C) only), (II) that would or would purport to bind or apply to Parent or its Subsidiaries or their respective businesses or assets (other than the Company and its Subsidiaries and their respective businesses and assets) following the Effective Time, (III) that requires or provides for consent, acceleration, termination or any other material right or consequence triggered in whole or in part by the Merger or (IV) that contains, involves or is conditioned upon provisions or terms that, individually or in the aggregate, would reasonably be expected to have a materially adverse impact on the Company’s and its Subsidiaries’ rights or obligations relating to, or expected financial return with respect to, any already existing Contracts or programs of the Company and its Subsidiaries with the counterparty to the Contract subject to this clause (A) (or any of its Affiliates), and (B) if any Contract (or group of related Contracts) to which the foregoing clause (i) or clause (ii) apply (i.e., so that the consent of Parent is not required pursuant to this clause (m)) would reasonably be expected to provide for aggregate payments to or from the Company or any of its Subsidiaries in excess of $500,000,000 over the life of the Contract (or related group), the Company shall have first consulted in good faith with, and considered in good faith the views of, Parent regarding the Company’s intended action with respect to such Contract (or related group) and, if Parent objects within a reasonable time thereafter, shall not take any such action unless the Chief Executive Officer of the Company shall have first engaged in good faith discussions and consultation with the Chief Executive Officer of Parent regarding the applicable Contract (or related group) and such intended action, and Parent’s objections with respect thereto;

(n) modify, extend or enter into any Labor Agreement, except (i) as required pursuant to an applicable Contract in effect as of the date of this Agreement or (ii) where such actions are made in the ordinary course of business on terms (A) consistent with past practice, (B) that provide for a contract term that is no longer than the term of the expiring Labor Agreement, and (C) that do not impose an additional obligation that would have a materially adverse impact on the financial position of the business unit or units supported by the applicable Labor Agreement;

(o) make any material change to its methods of financial accounting, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization);

(p) make any capital expenditures that, together with all other capital expenditures of the Company and its Subsidiaries, exceed by more than 10%, the budgeted amounts set forth in Section 5.1(p) of the Company Disclosure Letter for the respective periods set forth therein;

(q) write up, write down or write off the book value of any material assets, except to the extent required by GAAP;

(r) release, compromise, assign, settle or agree to settle any Proceeding (excluding (i) any Proceeding relating to Taxes, which shall be governed exclusively by clause (v) and (ii) any Proceeding governed by Section 5.18), other than settlements that result solely in monetary obligations of the Company or its Subsidiaries (without the admission of wrongdoing or a nolo contendere or similar plea, the imposition of injunctive or other equitable relief, or restrictions on the future activity or conduct, by, of or on Parent, the Company or any of their respective Subsidiaries) involving payment by the Company or any of its Subsidiaries of (A) amounts not in excess of the amounts specifically reserved in accordance with GAAP with respect to such Proceeding on the Company’s consolidated financial statements for the quarterly period ending June 30, 2017, or (B) an amount not greater than $5,000,000 individually or $75,000,000 in the aggregate;

(s) fail to use commercially reasonable efforts to maintain in effect the existing material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses;

(t) implement or effect any facility closing;

(u) cancel, dedicate to the public, disclaim, forfeit, reexamine or abandon or allow to lapse (except with respect to patents expiring in accordance with their terms) any material Intellectual Property Rights;

(v) (i) make, change or revoke any material Tax election or change any material aspect of its method of Tax accounting; (ii) file any material amendment to a material Tax Return; (iii) settle or compromise any audit or Proceeding with respect to Tax matters in an amount in excess of $2,000,000 individually or $20,000,000 in the aggregate; (iv) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to U.S. federal Taxes or material non-U.S. Taxes; (v) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to any material Tax or request any material Tax ruling, (provided that any closing agreement settling an audit or Proceeding that is otherwise permitted under clause (iii) hereof shall not be prohibited by this clause (v)); or (vi) surrender any right to claim a material Tax refund;

(w) merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization of the Company or any of its Subsidiaries (provided, that with respect to mergers, consolidations, liquidations, dissolutions, recapitalizations or other reorganizations involving solely direct or indirect wholly owned Subsidiaries of the Company, Parent’s consent shall not be unreasonably withheld, conditioned or delayed); or

(x) enter into any Contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.

Section 5.2 Conduct of Business by Parent Pending the Merger.  Parent covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (i) as may be required by Law, (ii) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required pursuant to this Agreement or (iv) as set forth in Section 5.2 of the Parent Disclosure Letter, Parent shall not, directly or indirectly:

(a) amend the Parent Organizational Documents in a manner that would be materially or disproportionately (relative to other holders of Parent Common Stock) adverse to the Company’s stockholders or would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of any of the Merger or the other transactions contemplated by this Agreement;

(b) repurchase or otherwise acquire Parent Common Stock, unless (i) in the ordinary course of business and in a manner consistent with past practice (it being understood that the foregoing shall not restrict Parent from repurchasing or otherwise acquiring shares in connection with the acceptance of shares as payment for the exercise price of equity awards or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of equity awards, or the forfeiture of equity awards) or (ii) not effected prior to the Closing;

(c) except with respect to quarterly cash dividends paid in the ordinary course consistent with past practice (subject to increase by no more than fifteen percent (15%) on a quarterly basis), declare with a record date that is prior to the Closing or pay prior to the Closing any dividend or other distribution payable in cash, stock, property or otherwise, with respect to its capital stock or other equity interests;

(d) adopt a plan of complete or partial liquidation or dissolution with respect to Parent;

(e) adjust, split, combine, subdivide or reclassify Parent’s capital stock; or

(f) enter into any Contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.

Section 5.3 Preparation of the Form S-4 and the Proxy Statement; Company Stockholders’ Meeting.

(a) As promptly as reasonably practicable after the execution of this Agreement, (i) the Company, (with Parent’s reasonable cooperation) shall prepare and file with the SEC the Proxy Statement in preliminary form and (ii) Parent (with the Company’s reasonable cooperation) shall prepare and file with the SEC a registration statement on Form S-4, in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger.  Each of Parent and the Company shall use its reasonable best efforts to (A) cause the Form S-4 and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, (B) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form S-4, take all action reasonably required to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock in connection with the Merger (the “Parent Stock Issuance”) and (C) keep the Form S-4 effective through the Closing Date in order to permit the consummation of the Merger.  Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement.  As promptly as practicable after the Form S-4 shall have become effective, the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders.  No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company, in each case without providing the other party with a reasonable opportunity to review and comment (which comments shall be considered by the applicable party in good faith) thereon if reasonably practicable; provided that, without limiting Section 5.9, with respect to documents filed by a party which are incorporated by reference in the Form S-4 or the Proxy Statement, this right to review and comment shall apply only with respect to information relating to the other party or such other party’s business, financial condition or results of operations.  If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be prepared and, following a reasonable opportunity for the other party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.  Subject to applicable Law, each party shall notify the other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between either party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger.

(b) Subject to the earlier termination of this Agreement in accordance with Section 7.1, the Company shall, as soon as practicable following the effectiveness of the Form S-4, duly call, set a record date for, give notice of, convene (on a date selected by the Company in consultation with Parent, which date shall be within, subject to adjournment or postponement as provided below, sixty (60) days of the effectiveness of the Form S-4)

and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) for the purpose of seeking the Company Stockholder Approval, and shall submit such proposal to such holders at the Company Stockholders’ Meeting and shall not submit any other proposal to such holders in connection with the Company Stockholders’ Meeting (other than an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Stockholders’ Meeting) without the prior written consent of Parent.  Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Stockholders’ Meeting without Parent’s prior written consent; provided that without Parent’s prior written consent, the Company may adjourn or postpone the Company Stockholders’ Meeting (i) after consultation with Parent, to the extent necessary to ensure that any supplement or amendment to the Proxy Statement or Form S-4 required by Law is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders’ Meeting or (ii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the Company Stockholders’ Meeting or to obtain the Company Stockholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Company Stockholder Approval, provided that unless agreed to in writing by Parent, (x) any such adjournment or postponement shall be for a period of no more than 10 Business Days each, and (y) the Company shall only be permitted to effect up to two (2) such adjournments or postponements pursuant to this clause (ii) (in the aggregate); provided, further, that no postponement contemplated by this clause (ii) shall be permitted if it would require a change to the record date for the Company Stockholders’ Meeting; provided, further, that, if requested by Parent, the Company shall effect an adjournment or postponement of the Company Stockholders’ Meeting under the circumstances contemplated by this clause (ii) for a period of up to (10) Business Days each (provided, that Parent shall only make up to two (2) such requests, and no such request for a postponement shall be permitted if it would require a change in the record date for the Company Stockholders’ Meeting).  If the Company Board has not made a Company Adverse Recommendation Change in accordance with Section 5.6, the Company shall, through the Company Board, make the Company Recommendation, and shall include such Company Recommendation in the Proxy Statement, and use its reasonable best efforts to (A) solicit from its stockholders proxies in favor of the adoption of this Agreement and (B) take all other action necessary or advisable to secure the Company Stockholder Approval.  Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal (whether or not a Company Superior Proposal).

Section 5.4 Appropriate Action; Consents; Filings.

(a) Subject to the terms and conditions of this Agreement, the parties hereto will cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to consummate the transactions contemplated by this Agreement and to cause the conditions to the Merger set forth in Article VI to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable: (i) the obtaining of all actions or non-actions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any Governmental Authority or other Person that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (ii) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with Governmental Authorities) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (iii) the taking of all steps as may be necessary, proper or advisable to obtain an approval from, or to avoid a Proceeding by, any Governmental Authority or other Person in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (iv) the defending of any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or that would otherwise prevent or delay the consummation of the transactions contemplated by this Agreement, including the Merger, performed or consummated by each party in accordance with the terms of this Agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Authority vacated or reversed; and (v) the execution and delivery of any additional instruments that are or may become reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the Merger, and to carry out fully the purposes of this Agreement.  Each of the parties hereto shall, in consultation and cooperation with the other parties and as promptly as reasonably practicable, make its respective filings under the HSR Act and any Antitrust Law as set forth on Section 6.1(d) of the Parent Disclosure Letter, and make any other applications and filings as reasonably determined by the Company and Parent under other applicable Antitrust Laws with respect to the transactions contemplated by this Agreement, as promptly as practicable, but in no event later than as required by Law.  Neither the Company nor Parent will withdraw any such filings or applications without the prior written consent of the other party.  Parent shall pay all filing fees and other charges for the filings required under any Antitrust Law by the Company and Parent.  Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of Parent, none of the Company or any of its Subsidiaries or Affiliates will grant or offer to grant any accommodation or concession (financial or otherwise), or make any payment, to any third party in connection with seeking or obtaining its consent to the transactions contemplated by this Agreement.

(b) In connection with and without limiting the efforts referenced in Section 5.4(a), each of the parties hereto will (i) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents; (ii) give the other reasonable prior notice of any such filing, submission or other document and, to the extent reasonably practicable, of any communication with or from any Governmental Authority regarding the transactions contemplated by this Agreement, and permit the other to review and discuss in advance, and consider in good faith the views, and secure the participation, of the other in connection with any such filing, submission, document or communication; and (iii) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a Governmental Authority or in connection with any Proceeding initiated by a Governmental Authority or private party, including informing the other party as soon as practicable of any such investigation, inquiry or Proceeding, and consulting in advance, to the extent practicable, before making any presentations or submissions to a Governmental Authority, or, in connection with any Proceeding initiated by a private party, to any other Person.  In addition, each of the parties hereto will give reasonable prior notice to and consult with the other in advance of any meeting, conference or substantive communication with any Governmental Authority, or, in connection with any Proceeding by a private party, with any other Person, and to the extent not prohibited by applicable Law or by the applicable Governmental Authority or other Person, and to the extent reasonably practicable, not participate or attend any meeting or conference, or engage in any communication, with any Governmental Authority or such other Person in respect of the transactions contemplated by this Agreement without the other party, and in the event one party is prohibited from, or unable to participate, attend or engage in, any such meeting, conference or communication, keep such party apprised with respect thereto.  Each party shall furnish to the other copies of all filings, submissions, correspondence and communications between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff (or any other Person in connection with any Proceeding initiated by a private party), on the other hand, with respect to the transactions contemplated by this Agreement.  Each party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may reasonably redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of the Company and its Subsidiaries or Parent and its Subsidiaries conducted in connection with the approval and adoption of this Agreement and the negotiations and investigations leading thereto, (C) comply with contractual arrangements, (D) prevent the loss of a legal privilege or (E) comply with applicable Law.

(c) The parties shall consult with each other with respect to obtaining all permits and Consents necessary to consummate the transactions contemplated by this Agreement, including the Merger.

(d) In furtherance of and without limiting the efforts referenced in Section 5.4(a), Parent and the Company (if requested by Parent), along with their respective Subsidiaries and Affiliates, shall take any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority so as to enable the consummation of the Merger as promptly as practicable, and in any event prior to the Termination Date, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, to sell, divest, hold separate, lease, license, transfer, dispose of, otherwise encumber or impair or take any other action with respect to Parent’s or any of its Affiliates’ ability to own or operate any assets, properties, businesses or product lines of Parent or any of its Affiliates or any assets, properties, businesses or product lines of the Company or any of its Affiliates and (ii) in the event that any permanent or preliminary injunction or other Order is entered or becomes reasonably foreseeable to be entered in any Proceeding that would make consummation of the Merger unlawful or that would otherwise prevent or delay consummation of the Merger, taking any and all steps (including the posting of a bond or the taking of the steps contemplated by clause (i) above) necessary to vacate, modify or suspend such injunction or Order; provided, that no party hereto shall be required pursuant to this Section 5.4 to commit to or effect any action that is not conditioned upon the consummation of the Merger and, for the avoidance of doubt, the Company shall not, unless requested to do so by Parent, commit to or effect any action contemplated above in this Section 5.4(d). Notwithstanding anything in this Agreement to the contrary, Parent is not required to commit to or effect (A) any sale, divestiture, lease, holding separate pending a sale or other transfer or disposal or (B) any other restriction or action contemplated by this Section 5.4(d) if (I) in the case of clause (A), such action would require the sale, divestiture, lease, holding separate pending a sale or other transfer or disposal of any assets, properties, businesses or product lines of Parent, the Company or any of their respective Affiliates or Subsidiaries representing, in the aggregate, more than $850,000,000 of annual revenue generated (x) during the fiscal year ended December 31, 2016 (in the case of assets, properties, businesses or product lines of Parent or its Affiliates or Subsidiaries), (y) during the fiscal year ended September 30, 2016 (in the case of assets, properties, businesses or product lines of the Company or its Affiliates or Subsidiaries (other than assets, properties, businesses or product lines that were, prior to the Applicable Company Subsidiary Acquisition Closing, of the Applicable Company Subsidiary or its Subsidiaries)) or (z) during the fiscal year ended December 31, 2016 (in the case of assets, properties, businesses or product lines that were, prior to the Applicable Company Subsidiary Acquisition Closing, of the Applicable Company Subsidiary or its Subsidiaries), or (II) in the case of clause (B), such restriction or action, individually or taken together with all sales, divestitures, leases, holding separate pending a sale, transfers, disposals and other restrictions and actions contemplated by this Section 5.4(d), in the aggregate would or would reasonably be expected to have a materially adverse impact on the Company, Parent or their respective Subsidiaries or Affiliates, in each case measured on a scale relative to the size of the Company and its Subsidiaries, taken as a whole (without giving effect to the Merger), or on the expected benefits to Parent of the Merger (either of clause (I) or clause (II), an “Unacceptable Condition”).

(e) Each of the parties agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, it shall not, and shall ensure that none of their Subsidiaries shall, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement.

Section 5.5 Access to Information; Confidentiality.  The Company shall (and shall cause each of its Subsidiaries to) afford reasonable access to Parent’s Representatives, during normal business hours and upon reasonable notice, throughout the period from the date of this Agreement to the Effective Time (or until the earlier termination of this Agreement in accordance with Section 7.1), to the personnel, advisors, properties, books and records of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish reasonably promptly to such Representatives all information concerning the business, properties and personnel of the Company and its Subsidiaries, and to provide copies thereof, as may reasonably be requested; provided that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent or Merger Sub if such disclosure would, in the reasonable judgment of the Company, (a) violate applicable Law or the provisions of any agreement to which the Company or any of its Subsidiaries is a party or (b) jeopardize any attorney-client or other legal privilege; provided, further, that in each such case, the Company shall cooperate with Parent to enable Parent and Parent’s Representatives to enter into appropriate confidentiality, joint defense or similar documents or arrangements so that Parent and Parent’s Representatives may have access to such information.  No investigation or access permitted pursuant to this Section 5.5 shall affect or be deemed to modify any representation, warranty, covenant or agreement made by the Company hereunder.  All information furnished by the Company, its Subsidiaries and the Company’s officers, employees and other Representatives pursuant to this Section 5.5 shall be kept confidential in accordance with the Confidentiality Agreement.  Notwithstanding anything herein to the contrary, the parties hereby agree and acknowledge that the standstill and similar restrictions in the Confidentiality Agreement shall not apply upon the execution and delivery of this Agreement to the extent required to permit any action contemplated hereby and in accordance herewith and solely until any valid termination of this Agreement in accordance with its terms.

Section 5.6 No Solicitation by the Company.

(a) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as provided in Section 5.6(b) or Section 5.6(d), (i) the Company shall, and shall cause its Subsidiaries, and its and their respective officers and directors to, immediately cease, and shall instruct and use its reasonable best efforts to cause its and their respective other Representatives to immediately cease, and cause to be terminated all existing discussions, negotiations and communications with any Persons or entities with respect to any Company Acquisition Proposal (other than the transactions contemplated by this Agreement), (ii) the Company shall not, and shall not authorize, and shall use its reasonable best efforts not to permit, any of its Representatives to, directly or indirectly through another Person, (A) initiate, seek, solicit, knowingly facilitate, knowingly encourage (including by way of furnishing any non-public information) or knowingly induce or knowingly take any other action which would reasonably be expected to lead to a Company Acquisition Proposal, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any Person (other than Parent or any of its Representatives) relating to or for the purpose of encouraging or facilitating, any Company Acquisition Proposal or grant any waiver or release under any standstill, confidentiality or other similar agreement (except that if the Company Board determines in good faith that the failure to grant any waiver or release would be inconsistent with its fiduciary duties under applicable Law, the Company may waive any such standstill provision in order to permit a third party to make and pursue a Company Acquisition Proposal) or (C) resolve to do any of the foregoing, (iii) the Company shall not provide and shall, within one (1) Business Day of the date of this Agreement, terminate access of any third party to any data room (virtual or actual) containing any of information of the Company or any of its Subsidiaries and (iv) within one (1) Business Day of the date of this Agreement, the Company shall demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties that have entered into confidentiality agreements relating to a possible Company Acquisition Proposal with the Company or any of its Subsidiaries.

(b) Notwithstanding Section 5.6(a), at any time prior to obtaining the Company Stockholder Approval, if the Company receives a bona fide written Company Acquisition Proposal from a third party that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation of this Agreement, then the Company may (i) contact the Person or any of its Representatives who has made such Company Acquisition Proposal solely to clarify the terms of such Company Acquisition Proposal so that the Company Board (or any committee thereof) may inform itself about such Company Acquisition Proposal, (ii) furnish information concerning its business, properties or assets to such Person or any of its Representatives pursuant to a confidentiality agreement with confidentiality terms that, taken as a whole, are not materially less favorable to the Company than those contained in the Confidentiality Agreement (provided, that if any such confidentiality agreement does not contain standstill provisions, or contains standstill provisions that are more favorable to such other Person than those contained in the Confidentiality Agreement, the Company shall promptly (and in any case within twenty-four (24) hours) provide Parent notice thereof and a copy of such provisions, if any, and upon such notice, the Confidentiality Agreement shall be deemed to be automatically (and permanently) amended hereby and without further action of the parties to delete the standstill provisions therein or conform the provisions thereof with such more favorable provisions, as applicable) and (iii) negotiate and participate in discussions and negotiations with such Person or any of its

Representatives concerning such Company Acquisition Proposal, in the case of clauses (ii) and (iii), if the Company Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes or is reasonably likely to constitute or result in a Company Superior Proposal.  The Company shall (A) promptly (and in any case within twenty-four (24) hours) provide Parent notice (I) of the receipt of any Company Acquisition Proposal, which notice shall include a complete, unredacted copy of all written proposals, written indications of interest and/or draft agreements relating to, and/or other written materials that describe any of the terms and conditions of, such Company Acquisition Proposal, and (II) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations initiated or continued (or sought to be initiated or continued) with, the Company or any of its Representatives concerning a Company Acquisition Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials that describe any of the terms and conditions of such inquiry, offer, proposal or request, provide copies of such materials, (B) promptly (and in any case within twenty-four (24) hours) make available to Parent all material non-public information, including copies of all written materials, made available by the Company to such party but not previously made available to Parent and (C) keep Parent informed on a reasonably prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Company Acquisition Proposal or other inquiry, offer, proposal or request, providing to Parent copies of any additional or revised written proposals, written indications of interest and/or draft agreements relating to such Company Acquisition Proposal or other inquiry, offer, proposal or request, and/or other written materials that describe any of the terms and conditions of such Company Acquisition Proposal or other inquiry, offer, proposal or request.  The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person that prohibits the Company from providing any information to Parent in accordance with this Section 5.6.

(c) Except as permitted by Section 5.6(d) or Section 5.6(e), neither the Company Board nor any committee thereof shall (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Company Recommendation, in each case in a manner adverse to Parent or Merger Sub, (ii) approve, authorize, declare advisable or recommend any Company Acquisition Proposal or (iii) adopt or approve, or publicly propose to adopt or approve, or allow the Company or any of its Subsidiaries to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement or understanding contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any Company Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.6(b)) (any action described in the foregoing clauses (i) and (ii) of this sentence being referred to as a “Company Adverse Recommendation Change”).

(d) If, at any time prior to the receipt of the Company Stockholder Approval, the Company Board receives a Company Acquisition Proposal that the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes a Company Superior Proposal that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation of this Agreement, the Company Board may (i) effect a Company Adverse Recommendation Change or (ii) cause the Company to terminate this Agreement pursuant to Section 7.1(c)(ii) in order to enter into a definitive agreement providing for such Company Superior Proposal if, in each case, (A) the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (B) the Company has notified Parent in writing that it intends to effect a Company Adverse Recommendation Change pursuant to this Section 5.6(d) or terminate this Agreement pursuant to Section 7.1(c)(ii), (C) the Company has provided Parent a copy of the proposed definitive agreements and other proposed transaction documentation between the Company and the Person making such Company Superior Proposal, if any, (D) for a period of four (4) days following the notice delivered pursuant to clause (B) of this Section 5.6(d), the Company shall have discussed and negotiated in good faith and made the Company’s Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate) with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the Company Board’s fiduciary duties under applicable Law (it being understood and agreed that any amendment to any material term or condition of any Company Superior Proposal shall require a new notice and a new negotiation period that shall expire on the later to occur of (I) two (2) days following delivery of such new notice from the Company to Parent and (II) the expiration of the original four (4)-day period described in clause (D) above), and (E) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that (x) the Company Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Company Superior Proposal and (y) the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law; provided that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the Company shall have paid Parent the Company Termination Fee in accordance with Section 7.3(a) prior to or substantially concurrently with such termination.

(e) Other than in connection with a Company Superior Proposal (which shall be subject to Section 5.6(d) and shall not be subject to this Section 5.6(e)), prior to obtaining the Company Stockholder Approval, the Company Board may, in response to a Company Intervening Event, take any action prohibited by clause (i) of Section 5.6(c), only if (i) the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has notified Parent in writing that it intends to effect such a Company Adverse Recommendation Change pursuant to this Section 5.6(e) (which notice shall specify the facts and circumstances providing the basis of the Company Intervening Event and for the Company Board’s determination to effect a Company Adverse Recommendation Change in reasonable detail), (iii) for a period of four (4) days following the notice delivered pursuant to clause (ii) of this Section 5.6(e), the Company shall have discussed and negotiated in good faith and made the Company’s Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate) with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the Company Board’s fiduciary duties under applicable Law (it being understood and agreed that any material change to the relevant facts and circumstances shall require a new notice and a new negotiation period that shall expire on the later to occur of (A) two (2) days following delivery of such new notice from the Company to Parent and (B) the expiration of the original four (4)-day period described above in this clause (iii)), and (iv) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law.

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, or (ii) making any disclosure to its stockholders if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure of the Company Board to make such disclosure would be inconsistent with its fiduciary duties under applicable Law; provided that (A) in no event shall this Section 5.6(f) affect the obligations specified in Section 5.6(d) or 5.6(e) (or to the consequences thereof in accordance with this Agreement) or the definition of Company Adverse Recommendation Change and (B) any such disclosure (other than issuance by the Company of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Company Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed.

Section 5.7 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company (the “D&O Indemnified Parties”) as provided in the Certificate of Incorporation, the Bylaws or any indemnification Contract between such directors or officers and the Company (in each case, as in effect on, and, in the case of any indemnification Contracts, to the extent made available to Parent prior to, the date of this Agreement) shall survive the Merger and shall continue in full force and effect.  For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Certificate of Incorporation and Bylaws as in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim.  From and after the Effective Time, Parent shall guarantee and stand surety for, and shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.7.

(b) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of or after the Effective Time to, purchase a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder; provided that the Company shall not pay, and the Surviving Corporation shall not be required to pay, in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of such “tail” policy.  If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies prior to, as of or after the Effective Time, Parent shall, for a period of six (6) years from the Effective Time, cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising on or before the Effective Time; provided that after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(c) The covenants contained in this Section 5.7 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such Person is entitled, whether pursuant to Law, contract or otherwise.

(d) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.7.

Section 5.8 Notification of Certain Matters.  Subject to applicable Law, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be expected to cause, in the case of the Company, any condition set forth in Section 6.2 not to be satisfied, or in the case of Parent, any condition set forth in Section 6.3 not to be satisfied, at any time from the date of this Agreement to the Effective Time, (b) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, if the subject matter of such notice or other communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent and (c) any claims, investigations or Proceedings commenced or, to such party’s Knowledge, threatened in writing against, relating to or involving or otherwise affecting such party (including its board of directors) or any of its Subsidiaries that relate to this Agreement, the Merger or the other transactions contemplated by this Agreement.  Notwithstanding anything in this Agreement to the contrary, no such notification shall, in and of itself, affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties hereunder.

Section 5.9 Public Disclosure.  So long as this Agreement is in effect, neither Parent, nor the Company, nor any of their respective Affiliates, will disseminate any press release or other public announcement or disclosure concerning this Agreement, the Merger or the other transactions contemplated by this Agreement, except as may be required by Law or the rules of a national securities exchange or to the extent disclosed in or consistent with the Proxy Statement or the Form S-4, without the prior consent of each of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed.  The parties have agreed to the text of the joint press release announcing the execution of this Agreement.  Notwithstanding the foregoing, (a) without prior consent of the other parties, each party may disseminate information substantially consistent with information included in a press release or other document previously approved for external distribution by the other parties, or is otherwise not subject to such approval, in each case, pursuant to the first sentence of this Section 5.9, and (b) this Section 5.9 shall not apply to (i) any press release or other public announcement or disclosure in connection with any Company Adverse Recommendation Change effected by the Company Board in accordance with this Agreement or (ii) any press release or other public announcement or disclosure by the Company or Parent of any information concerning this Agreement, the Merger or the other transactions contemplated by this Agreement in connection with a determination by the Company in accordance with Section 5.6(b) or Section 5.6(d) that a Company Acquisition Proposal constitutes, or may constitute, a Company Superior Proposal or any dispute between the parties regarding this Agreement, the Merger or the transactions contemplated by this Agreement; provided, that in the case of either of clauses (i) or (ii), to the extent not prohibited by applicable Law, the disclosing party gives the other party reasonable advance notice of (including the contents of) its intended release, announcement or disclosure.

Section 5.10 Employee Benefits; Labor.

(a) For purposes of this Section 5.10, (i) the term “Covered Employees” shall mean employees who are actively employed by or on a legally protected or approved leave of absence from the Company or any of its Subsidiaries immediately prior to the Effective Time; and (ii) the term “Continuation Period” shall mean the period beginning at the Effective Time and ending on the first anniversary of the Effective Time.

(b) Except as set forth on Section 5.10(b) of the Company Disclosure Letter or where applicable Law or the provisions of a Labor Agreement require more favorable treatment, during the Continuation Period, Parent shall, or shall cause a Subsidiary of Parent to, provide to the Covered Employees for so long as such Covered Employees remain employees of Parent or any of its Subsidiaries during the Continuation Period, compensation (such term to include salary or base rate of compensation, annual cash bonus opportunities, commissions and severance) and benefits that are substantially comparable in value, in the aggregate, to the compensation (excluding any retention, change of control, transaction or similar bonuses) and benefits (excluding any defined benefit pension plan but including any retiree medical and life insurance benefits) being provided by the Company or its Subsidiaries to Covered Employees immediately prior to the Effective Time.

(c) In the event any Covered Employee first becomes eligible to participate under any Parent Benefit Plan following the Effective Time, Parent shall, or shall cause a Subsidiary of Parent to use commercially reasonable efforts to (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Benefit Plan providing medical, dental or vision benefits to the same extent such limitation would have been waived or satisfied under any similar Company Benefit Plan the Covered Employee participated in immediately prior to coverage under the Parent Benefit Plan; and (ii) provide each Covered Employee with credit for any copayments, out-of-pocket requirements and deductibles paid prior to the Covered Employee’s coverage under any Parent Benefit Plan during the plan year in which such Covered Employee first becomes eligible to participate under such Parent Benefit Plan, to the same extent such credit was given under any similar Company Benefit Plan that Covered Employee participated in immediately prior to coverage under the Parent Benefit Plan, in satisfying any applicable co-payment, deductible or out-of-pocket requirements under the Parent Benefit Plan for the plan year in such Covered Employee first becomes eligible to participate under such Parent Benefit Plan.

(d) As of the Effective Time, Parent shall recognize, or shall cause a Subsidiary of Parent to recognize, all service of each Covered Employee prior to the Effective Time, to the Company (or any predecessor entities of the Company or any of its Subsidiaries) for vesting and eligibility purposes (but not for benefit accrual purposes under any defined benefit pension plan) and for purposes of determining future vacation accruals and severance amounts to the same extent as such Covered Employee received, immediately before the Effective Time, credit for such service under any similar Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time; provided that service of each Covered Employee prior to the Effective Time shall not be recognized for the purpose of any entitlement to participate in, or receive benefits with respect to, any (i) non-elective employer contributions under any plan of Parent under Section 401(k) of the Code, (ii) Parent retiree medical program in which any Covered Employee participates after the Effective Time or (iii) any Parent Benefit Plan that is grandfathered or frozen or for which similarly situated employees of Parent and its Affiliates do not receive service credit.  In no event shall anything contained in this Section 5.10 result in any duplication of benefits for the same period of service.

(e) Parent shall cause the Surviving Corporation to perform the Company’s obligations under the agreements set forth on Section 5.10(e) of the Company Disclosure Letter.

(f) The Company and its Subsidiaries shall use reasonable best efforts to satisfy all legal or contractual requirements to provide notice to, or carry out any consultation procedure with, any employee or groups of employees of the Company or any of its Subsidiaries, or any labor or trade union, labor organization or works council, which is representing any employee of the Company or any of its Subsidiaries, in connection with the transactions contemplated by this Agreement.

(g) The Company shall amend the Rockwell Collins Master Trust – Deferred Compensation and Non-Qualified Savings and Non-Qualified Pension Plan (the “Trust Agreement”), the Rockwell Collins Non-Qualified Savings Plan, the Rockwell Collins Non-Qualified Pension Plan, the Rockwell Collins Deferred Compensation Plan, the Rockwell Collins 2005 Non-Qualified Retirement Savings Plan, the Rockwell Collins 2005 Non-Qualified Pension Plan, and the Rockwell Collins 2005 Deferred Compensation Plan to the extent necessary to (i) remove any funding obligation that would otherwise be triggered by the Merger, (ii) cause the grantor trust governed by the Trust Agreement to remain revocable following the Closing, and (iii) to remove any provisions requiring the appointment of a third party administrator as a result of the Merger.

(h) No later than thirty (30) days following the execution of this Agreement (provided that Parent shall consider in good faith any reasonable request by the Company for extension of such period by up to thirty (30) days), the Company shall provide Parent with copies of all material documents embodying and relating to each material Foreign Plan, including the Foreign Plan document, all amendments thereto and all related trust documents, the most recent summary plan description, the most recent actuarial valuation report, and the most recent tax return filing, in each case, to the extent applicable.

(i) No later than sixty (60) days following the execution of this Agreement (provided that Parent shall consider in good faith any reasonable request by the Company for extension of such period by up to thirty (30) days), the Company shall provide Parent with copies of all Labor Agreements.

(j) The parties hereto acknowledge and agree that all provisions contained in this Section 5.10 with respect to employees of the Company and its Subsidiaries are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other Person, including employees, former employees, any participant or any beneficiary thereof, in any Company Benefit Plan, or (ii) to continued employment with the Company, Parent or their respective Subsidiaries or Affiliates.  Notwithstanding anything in this Section 5.10 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Company Benefit Plan or any other employee benefit plans of the Company, Parent or any of their respective Subsidiaries or Affiliates or shall prohibit Parent or any of its Subsidiaries or Affiliates from amending or terminating any employee benefit plan.

Section 5.11 Merger Sub.  Parent will take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that Merger Sub prior to the Effective Time shall not conduct any business, incur or guarantee any Indebtedness or make any investments, other than incident to its obligations under this Agreement or the transactions contemplated hereby.

Section 5.12 Rule 16b-3 Matters.  Prior to the Effective Time, Parent and the Company shall take all such steps as may be reasonably necessary or advisable (to the extent permitted under applicable Law and no-action letters issued by the SEC) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 5.13 Treatment of Existing Debt.  If requested in writing by Parent at least five (5) Business Days prior to the Closing Date, the Company will use reasonable best efforts to deliver to Parent prior to the Closing Date, an executed copy of a customary payoff letter from the administrative agent under the Existing Revolving Credit Agreement and/or the Existing Term Loan Credit Agreement, in form and substance reasonably satisfactory to Parent relating to the repayment in full of all obligations thereunder and the termination of all commitments in connection therewith.

Section 5.14 Stock Exchange Listing.  Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, at or prior to the Effective Time.

Section 5.15 Financing and Financing Cooperation.

(a) Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to consummate the Financing or any Substitute Financing in an amount sufficient, together with cash on hand, amounts available to be drawn on the Parent Revolving Credit Facilities, and any other committed financing that replaces or supplements the Financing consistent with the terms set forth in this Section 5.15, to consummate the Merger and the other transactions contemplated hereby no later than the Closing, including, to the extent necessary to consummate the Merger and such other transactions, using reasonable best efforts to (i) (A) maintain in effect the Debt Letters and in all material respects comply with all of their respective obligations thereunder and (B) negotiate, enter into and deliver definitive agreements with respect to the Financing reflecting the terms contained in the Debt Letters (or with other terms agreed by Parent and the Financing Parties, subject to the restrictions on amendments of the

Debt Letters set forth below), so that such agreements are in effect no later than the Closing, and (ii) satisfying on a timely basis all the conditions to the Financing and the definitive agreements related thereto that are in Parent’s (or its Subsidiaries’) control.  In the event that all conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived or, upon funding of the Financing, shall have been satisfied or waived, Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to cause the Persons providing the Financing (the “Financing Parties”) to fund on the Closing Date the Financing, to the extent the proceeds thereof are required to consummate the Merger and the other transactions contemplated hereby.  Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts under the Debt Letters.

(b) Parent will keep the Company reasonably informed on a timely basis of the status of Parent’s efforts to obtain the Financing and to satisfy the conditions thereof, including providing copies of any amendment, modification or replacement of the Debt Letters (which may be redacted in a customary manner) and shall give the Company prompt notice of any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on the Financing necessary for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the Cash Consideration portion of the Merger Consideration and all fees and expenses to be incurred in connection therewith.  Parent may amend, modify, replace, terminate, assign or agree to any waiver under the Debt Letters without the prior written approval of the Company, provided, that Parent shall not, without the Company’s prior written consent, permit any such amendment, replacement, modification, assignment, termination or waiver to be made to, or consent to any waiver of, any provision of or remedy under the Debt Letters which would (i) reduce the aggregate cash amounts of the Financing (including by increasing the amount of fees to be paid or original issue discount) unless the aggregate amount of the Financing following such reduction, together with cash on hand, amounts available to be drawn on the Parent Revolving Credit Facilities and other financial resources of Parent on the Closing Date, is sufficient to consummate the Merger and the other transactions contemplated hereby (it being understood that any such reduction in such amounts in accordance with the terms of such Debt Letter shall be permitted) or (ii) impose new or additional conditions to the Financing or otherwise expand, amend, modify or waive any of the conditions to the Financing in a manner that in any would reasonably be expected to (A) materially delay or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date, (B) materially adversely impact the ability of Parent to enforce its rights against the Financing Parties or any other parties to the Debt Letters or the definitive agreements with respect thereto or (C) materially adversely affect the ability of Parent or any of its Subsidiaries to timely consummate the Merger and the other transactions contemplated hereby; provided, that notwithstanding the foregoing, Parent may modify, supplement or amend the Debt Letters to (1) add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Letters as of the date of this Agreement and (2) implement or exercise any “market flex” provisions contained in the Debt Letters.  In the event that new commitment letters and/or fee letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Debt Letters permitted pursuant to this Section 5.15, such new commitment letters and/or fee letters shall be deemed to be the “Debt Letters” for all purposes of this Agreement and references to “Financing” herein shall include and mean the financing contemplated by the Debt Letters as so amended, replaced, supplemented or otherwise modified, as applicable.  Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Debt Letters.  If funds in the amounts set forth in the Debt Letters, or any portion thereof, become unavailable, Parent shall, and shall cause its Subsidiaries to, as promptly as practicable following the occurrence of such event (x) notify the Company in writing thereof and (y) use reasonable best efforts to obtain substitute financing, including, as applicable, a commitment to provide such substitute financing (on terms and conditions that are not materially less favorable to Parent, taken as a whole, than the terms and conditions as set forth in the Debt Letters, taking into account any “market flex” provisions thereof) sufficient, together with cash on hand, amounts available to be drawn on the Parent Revolving Credit Facilities and other financial resources of Parent on the Closing Date, to enable Parent and its Subsidiaries to consummate the Merger and the other transactions contemplated hereby in accordance with the terms hereof (the “Substitute Financing”) and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form removing only the fee amounts, pricing caps, the rates and amounts included in the “market flex”) or related definitive financing documents with respect to such Substitute Financing.  Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Financing” and any commitment letter for such Substitute Financing shall be deemed to be the “Debt Letters” for all purposes of this Agreement.

(c) Without limiting the generality of Section 5.4, prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, on a timely basis, upon the reasonable request of Parent, provide reasonable cooperation in connection with any debt or equity financing in connection with the Merger and the other transactions contemplated by this Agreement, including the following:

(i) furnishing, or causing to be furnished, to Parent (A) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company for the three most recently completed fiscal years of the Company ended at least sixty (60) days prior to the Closing Date prepared in accordance with GAAP, (B) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Applicable Company Subsidiary for the fiscal year ended on December 31, 2016 prepared in accordance with GAAP, and (C) unaudited consolidated balance sheets and related unaudited statements of income, stockholders’ equity and cash flows of the Company for each subsequent fiscal quarter of the Company ended at least forty (40) days before the Closing Date (other than the fourth quarter of any fiscal year) prepared in accordance with GAAP (subject to normal year-end adjustments and the absence of footnotes) and reviewed (AS 4105) by the Company’s accountants (with such review including a review of the financial statements for the corresponding period in the previous fiscal year); it being understood and agreed that any such financial statements that have been filed with the SEC shall be deemed to have been furnished to Parent for purposes of this clause (i);

(ii) providing to Parent, to the extent reasonably available, (A) financial statements, financial data and other information regarding the Company and its Subsidiaries reasonably necessary for Parent’s preparation of any pro forma financial information of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of debt and/or equity securities (including any pro forma financial information so required relating to the transactions contemplated by the Applicable Company Subsidiary Acquisition Agreement) or as otherwise necessary to permit the Company’s independent accountants to issue customary “comfort letters” including as to customary negative assurance in connection therewith to the applicable underwriters, initial purchasers or placement agents in connection with any issuance of securities in a capital markets transaction comprising part of such financing and (B) such other financial and other information relating to the Company and its Subsidiaries customary or reasonably necessary for the completion of such financing to the extent reasonably requested by Parent to assist Parent in the preparation of customary offering or confidential information memoranda or otherwise to be used in connection with the marketing or consummation of the financing in connection with the Merger and the other transactions contemplated by this Agreement or to comply with applicable Law in connection with such financing;

(iii) using reasonable best efforts to secure the consent of the independent accountants of the Company and its Subsidiaries (including the Applicable Company Subsidiary) to use their audit reports with respect to the financial statements furnished pursuant to Section 5.15(c)(i) in any registration statement of Parent filed with the SEC relating to such financing or in accordance with applicable law;

(iv) using reasonable best efforts to cause the Company’s and its Subsidiaries’ (including the Applicable Company Subsidiary’s) independent accountants to (A) reasonably participate in drafting sessions and accounting due diligence sessions in connection with such financing and (B) provide customary comfort letters (including “negative assurance” comfort) with respect to financial information related to the Company and its Subsidiaries (including the Applicable Company Subsidiary), to the extent such comfort letters are required to be delivered to the applicable underwriters, initial purchasers or placement agents in connection with any issuance of securities in a capital markets transaction comprising part of such financing;

(v) providing reasonable assistance to Parent in its preparation of customary (in each case) rating agency presentations, road show materials, bank information memoranda, projections, prospectuses, bank syndication materials, credit agreements, offering memoranda, private placement memoranda, definitive financing documents (as well as customary certificates) and similar or related documents customarily prepared in connection with financings of the type described in this Section 5.15, and which may incorporate by reference periodic and current reports filed by the Company (and/or the Applicable Company Subsidiary) with the SEC;

(vi) reasonably cooperating with customary marketing efforts of Parent for the financing, including using reasonable best efforts to cause its management team, with appropriate seniority and expertise, to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions, and sessions with rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times;

(vii) delivering to Parent, no later than three (3) Business Days prior to the Closing Date, any materials and documentation about the Company and its Subsidiaries required under applicable “know your customer” and anti-money laundering Laws (including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001), to the extent requested by the Financing Source Parties or Parent no less than nine (9) Business Days prior to the Closing Date;

(viii) informing Parent promptly in writing if the Company Board or a committee thereof, the Company’s chief financial officer or any other executive officer of the Company concludes that any previously issued financial statements of the Company or any of its Subsidiaries (including the Applicable Company Subsidiary’s) included or intended to be used in connection with the financing should no longer be relied upon;

(ix) informing Parent promptly in writing if any member of the Company Board, the Company’s chief financial officer or any other executive officer of the Company shall have knowledge of any facts as a result of which a restatement of any of the Company’s or its Subsidiaries’ (including the Applicable Company Subsidiary’s) financial statements is required or reasonably likely; and

(x) cooperating with Parent to the extent reasonably requested in writing by Parent in connection with (A) providing customary authorization letters to Parent’s financing sources and (B) the payoff, redemption, satisfaction and discharge, amendment or modification of existing Indebtedness of the Company and its Subsidiaries (any of the foregoing an “Existing Debt Modification”), whether in the form of any amendment, tender offer, exchange offer, redemption, satisfaction and discharge, consent solicitation, or otherwise;

provided that (I) neither the Company nor any of its Affiliates shall be required to pay any commitment or other similar fee or incur any liability in connection with any financing to be obtained by Parent or its Subsidiaries in connection with the transactions contemplated by this Agreement or any Existing Debt Modification, except such expenses for which Parent is obligated to reimburse the Company or, if reasonably requested by the Company, for which funds that are actually necessary to pay such expenses are provided in advance by Parent to the Company, (II) the attachment of any Lien to any assets of the Company or any of its Subsidiaries related to such financing shall be subject to the consummation of the Closing, (III) no director or officer of the Company or any of its Affiliates shall be required to execute any agreement, certificate, document or instrument with respect to such financing or any Existing Debt Modification that would be effective prior to the Closing (other than certifications of the financial statements and customary authorization letters), and none of the Company or any of its Affiliates or any Persons who are directors or managers of the Company or any such Affiliates shall be required to adopt any resolution to approve or authorize any such financing or any Existing Debt Modification, (IV) any required cooperation shall not unreasonably interfere with the ongoing operations of the Company or its Affiliates and (V) neither the Company nor any of its Affiliates or any of their respective Representatives shall be required to take or cause to be taken any action pursuant to this Section 5.15 that (1) would cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries; (2) would conflict with the organizational documents of the Company or its Subsidiaries or any Laws; (3) would result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any material contract to which the Company or any of its Subsidiaries is a party; (4) would require providing access to or disclosing information that would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries; (5) would require preparing any projections or pro forma financial statements; or (6) would require delivering or causing to be delivered any opinion of counsel or solvency certificate.  The Company, its controlled Affiliates and their respective Representatives shall be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with such financing and any Existing Debt Modification to the fullest extent permitted by Law and with appropriate contribution to the extent such indemnification is not available, other than to the extent any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties are the result of the gross negligence, bad faith or willful misconduct of the Company, its Affiliates or their respective Representatives, or such Person’s material breach of this Agreement, or with respect to any material misstatement or omission in information provided hereunder by any of the foregoing Persons for use in connection herewith or with the financing and Parent shall promptly after termination of this Agreement in accordance with Section 7.1 (other than any termination pursuant to Section 7.1(c)(ii), Section 7.1(d)(i) or Section 7.1(d)(ii)), upon written request by the Company, reimburse the Company or any of its controlled Affiliates for all reasonable and documented out-of-pocket costs or expenses actually incurred by each such Person in connection with such financing, whether or not the Merger is consummated or this Agreement is terminated.  Each of Parent and Merger Sub acknowledges and agrees that the obtaining of any such financing is not a condition to the Closing and that in no event shall (x) the receipt by, or availability to, Parent, Merger Sub or any of their respective Affiliates of any funds or financing or (y) any Existing Debt Modification be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

(d) All non-public information regarding the Company or its Subsidiaries obtained by Parent or its Representatives, in each case pursuant to this Section 5.15, shall be kept confidential in accordance with the Confidentiality Agreement; provided that such information may be disclosed (i) to prospective lenders and investors during syndication and marketing of the financing that enter into confidentiality arrangements customary for financing transactions of the same type as such financing (including customary “click-through” confidentiality undertakings), (ii) on a confidential basis to rating agencies and (iii) in the case of any financing consisting of securities, to the extent required by applicable securities Laws.  The Company hereby consents to the reasonable use of the Company’s and its Affiliates’ trademarks, service marks and logos solely in connection with the financing for the Merger and the other transactions contemplated by this Agreement; provided that such trademarks, service marks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Affiliates or the reputation or goodwill of the Company or its Affiliates.

Section 5.16 Stock Exchange Delisting; Deregistration.  Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts, in accordance with applicable rules and policies of the NYSE, to facilitate the commencement of the delisting of the Company and of the shares of Company Common Stock from the NYSE as promptly as practicable after the Effective Time.  Prior to the Effective Time, the Company shall not voluntarily delist the Company Common Stock from the NYSE.

Section 5.17 State Takeover Laws.  If any state takeover statute becomes or is deemed to become applicable to the Company or the Merger or the other transactions contemplated by this Agreement, then the Company Board shall take any and all actions within the Company’s control as are permitted under applicable Law and necessary to eliminate or, if it is not possible to eliminate, then to minimize the effects of such statutes on the foregoing.

Section 5.18 Transaction Litigation.  The Company shall give Parent notice, as soon as possible, of any (x) stockholder Proceeding brought by any stockholder of the Company or (y) Proceeding brought by any of the parties set forth on Section 5.18 of the Company Disclosure Letter or any of their respective Affiliates, in each case against the Company and/or its directors or executive officers relating to or in connection with the Merger or the other transactions contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement.  Subject to entry into a customary joint defense agreement, Parent shall have the right to participate in the defense of any such Proceeding.  The Company may not compromise or settle or offer to compromise or settle any such Proceeding commenced prior to or after the date of this Agreement against the Company or any of its directors or executive officers by any such Persons relating to this Agreement, the Merger, any other transaction contemplated by this Agreement or otherwise, without the prior written consent of Parent, such consent in the case of an action contemplated by clause (x) above, not to be unreasonably withheld conditioned or delayed.

Section 5.19 Resignations.  Prior to the Effective Time, upon Parent’s request, the Company shall use commercially reasonable efforts to cause any director of the Company to execute and deliver a letter effectuating his or her resignation as a director of such entity effective as of the Effective Time.

Section 5.20 Dividend Record Dates.  The Company shall coordinate with Parent to designate the record dates and payment dates for the Company’s quarterly dividends to coincide with the record dates and payment dates for Parent’s quarterly dividends, it being the intention of the parties that holders of Parent Common Stock and Company Common Stock shall not receive dividends twice for any one calendar quarter.

Section 5.21 Intellectual Property Matters.  The Company shall comply with reasonable requests of Parent and its Subsidiaries (at Parent’s expense) in an effort to obtain consent to register and such other reasonable assistance as may be necessary from Rockwell Automation, Inc. and/or Rockwell International Corporation to facilitate registration of the marks set forth on Section 3.15(b)(i) of the Company Disclosure Letter in the name of the Company in any jurisdiction as reasonably requested by Parent.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to the Obligations of Each Party.  The respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Closing of the following conditions:

(a) the Company shall have obtained the Company Stockholder Approval;

(b) the Parent Stock Issuance shall have been approved for listing on the NYSE, subject to official notice of issuance;

(c) the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or any Proceedings by or before the SEC seeking a stop order;

(d) (i) any applicable waiting period (and any extension thereof) under the HSR Act relating to the consummation of the Merger shall have expired or early termination thereof shall have been granted and (ii) any authorization or consent from a Governmental Authority required to be obtained with respect to the Merger under any Antitrust Law as set forth on Section 6.1(d) of the Parent Disclosure Letter shall have been obtained and shall remain in full force and effect, in each case without the imposition, individually or in the aggregate, of an Unacceptable Condition; and

(e) no Governmental Authority of competent jurisdiction shall have issued or entered any Order after the date of this Agreement, and no Law shall have been enacted or promulgated after the date of this Agreement, in each case, that (whether temporary or permanent) is then in effect and has the effect of (i) enjoining or otherwise prohibiting the consummation of the Merger (a “Restraint”) or (ii) resulting, individually or in the aggregate, in an Unacceptable Condition.

Section 6.2 Conditions to Obligations of Parent and Merger Sub to Effect the Merger.  The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Closing of the following additional conditions:

(a) each of the representations and warranties of the Company (i) contained in Sections 3.2(a), 3.2(c)(i), (c)(ii) and (c)(iv) (in each such clause of Section 3.2(c), with respect to the Company and the securities thereof or equity interests therein) and 3.7(c) shall be true and correct in all respects (other than, in the case of Sections 3.2(a) and 3.2(c)(i), (c)(ii) and (c)(iv) (in each such clause of Section 3.2(c), with respect to the Company and the securities thereof or equity interests therein), de minimis inaccuracies) as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), (ii) contained in the first and last sentences of Section 3.2(b), Section 3.3, Section 3.4, Section 3.24, Section 3.25, Section 3.26 and Section 3.27 (together with the Sections of this Agreement referred to in clause (i), the “Company Fundamental Representations”) shall be true and correct in all material respects, without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (iii) contained in this Agreement (other than the Company Fundamental Representations), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall be true and correct as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect;

(b) the Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing;

(c) since the date of this Agreement, there shall not have been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

(d) Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c).

Section 6.3 Conditions to Obligation of the Company to Effect the Merger.  The obligation of the Company to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Closing of the following additional conditions:

(a) each of the representations and warranties of Parent and Merger Sub (i) contained in Sections 4.2(a) and 4.7(b) shall be true and correct in all respects (other than, in the case of Section 4.2(a), de minimis inaccuracies) as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), (ii) contained in the first sentence of Section 4.2(b), Sections 4.2(c)(i), (c)(ii) and (c)(iv), Section 4.2(d), Section 4.3, Section 4.4 and Section 4.12 (together with the Sections of this Agreement referred to in clause (i), the “Parent Fundamental Representations”) shall be true and correct in all material respects, without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein, as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (iii) contained in this Agreement (other than the Parent Fundamental Representations), without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein, shall be true and correct as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect;

(b) Parent and Merger Sub shall have performed or complied in all material respects with each of their respective obligations required under this Agreement to be performed or complied with on or prior to the Closing;

(c) since the date of this Agreement there shall not have been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and

(d) the Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination.  Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval is obtained (except as otherwise expressly noted), as follows:

(a) by mutual written consent of each of Parent and the Company;

(b) by either Parent or the Company, if:

(i) the Merger shall not have been consummated on or before 5:00 p.m. (New York time) on the first anniversary of the date of this Agreement (the “Termination Date”); provided that if, on the Termination Date, any of the conditions to the Closing set forth in Section 6.1(d) or Section 6.1(e) (in the case of clause (i) thereof, to the extent any such Restraint is in respect of an Antitrust Law) shall not have been fulfilled but all other conditions to the Closing either have been fulfilled or would be fulfilled if the Closing were to occur on such date, then the Termination Date shall automatically, without any action on the part of the parties hereto, be extended to the eighteen-month anniversary of the date of this Agreement, and such date shall become the “Termination Date” for purposes of this Agreement; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party if a material breach by such party of any of its obligations under this Agreement has been the principal cause of or principally resulted in the failure of the Closing to have occurred on or before the Termination Date;

(ii) (A) prior to the Effective Time, any Governmental Authority of competent jurisdiction shall have issued or entered any Order after the date of this Agreement or any Law shall have been enacted or promulgated after the date of this Agreement that has the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, and in the case of such an Order, such Order shall have become final and non-appealable, or (B) any authorization or consent from a Governmental Authority required to be obtained pursuant to Section 6.1(d) shall have been denied and such denial shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if a material breach by such party of its obligations under Section 5.4 has been the principal cause of or principally resulted in the issuance of such Order or the denial of such Consent; or

(iii) the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(c) by the Company if:

(i) Parent or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) is not capable of being cured by Parent or Merger Sub, as applicable, by the Termination Date or, if capable of being cured, shall not have been cured by Parent or Merger Sub on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if the Company is then in material breach of any of its obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.2(b); or

(ii) at any time prior to receipt of the Company Stockholder Approval, in order for the Company to enter into a definitive agreement with respect to a Company Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 5.6(d); provided that prior to or substantially concurrently with such termination, the Company pays or causes to be paid to Parent the Company Termination Fee; or

(d) by Parent if:

(i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) is not capable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent or Merger Sub is then in material breach of any of its obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.3(b); or

(ii) at any time prior to the receipt of the Company Stockholder Approval, (A) the Company Board shall have made a Company Adverse Recommendation Change, (B) the Company or the Company Board shall have failed to include in the Proxy Statement the Company Recommendation or (C) the Company or the Company Board, as applicable, shall have (I) materially violated or breached any of its obligations under Section 5.6(a), (II) failed to publicly reaffirm the Company Recommendation within ten (10) Business Days of receipt of a written request by Parent to provide such reaffirmation following receipt by the Company of a Company Acquisition Proposal that is publicly announced and not withdrawn (which request by Parent may only be given once with respect to each such Company Acquisition Proposal; provided, that Parent may make another written request to which this clause (II) shall apply in the event of any publicly disclosed change to the price or other material terms of such Company Acquisition Proposal) or (III) failed to recommend against any Company Acquisition Proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act (in a Solicitation/Recommendation Statement on Schedule 14D-9, if such statement is required to be filed or is otherwise filed), within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer.

Section 7.2 Effect of Termination. In the event that this Agreement is terminated and the Merger abandoned pursuant to Section 7.1, written notice thereof shall be given by the terminating party to the other party, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto, and all rights and obligations of any party hereto shall cease; provided that, no such termination shall relieve any party hereto of any liability or damages resulting from any intentional breach of its obligations under this Agreement prior to such termination or fraud, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity, including liability for damages determined taking into account all relevant factors, including the loss of benefit of the Merger to the party, any lost stockholder premium, any lost synergies, the time value of money, and any benefit to the breaching party or its stockholders arising from such intentional breach or fraud; and provided, further, that the Confidentiality Agreement, this Section 7.2, the penultimate sentence of Section 5.15(c), Section 5.21, Section 7.3, Section 7.4, Section 7.5 and Article VIII shall survive any termination of this Agreement pursuant to Section 7.1.  For purposes of this Agreement, “intentional breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, cause a material breach of this Agreement.

Section 7.3 Termination Fees.

(a) If this Agreement is terminated by:

(i) (A) Parent pursuant to Section 7.1(d)(i) on the basis of a breach of a covenant or agreement contained in this Agreement or (B) either Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) and in any such case (I) after the execution of this Agreement and prior to such termination (or prior to the Company Stockholders’ Meeting in the case of termination pursuant to Section 7.1(b)(iii)), a Company Acquisition Proposal shall have been publicly disclosed (or, in the case of termination pursuant to Section 7.1(b)(i) or Section 7.1(d)(i), otherwise made known to the Company Board) and not withdrawn (publicly, if publicly disclosed) and (II) within twelve (12) months after such termination, any Company Acquisition Proposal is consummated or the Company enters into a definitive agreement with respect to any Company Acquisition Proposal (regardless of when or whether such transaction is consummated) (provided that for purposes of this Section 7.3(a)(i)(B), the references to “twenty percent (20%)” in the definition of Company Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii) the Company pursuant to Section 7.1(c)(ii); or

(iii) Parent pursuant to Section 7.1(d)(ii);

then, in any such case, the Company shall pay, or cause to be paid, to Parent the Company Termination Fee.

Any payments required to be made under this Section 7.3(a) shall be made by wire transfer of same-day funds to the account or accounts designated by Parent, (A) in the case of clause (i) above, on the same day as the earlier of any consummation of, or entry into a definitive agreement with respect to, the transaction contemplated therein, (B) in the case of clause (ii) above, immediately prior to or substantially concurrently with such termination and (C) in the case of clause (iii) above, promptly, but in no event later than two (2) Business Days after the date of such termination.

(b) In the event this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(iii), then the Company shall pay Parent (by wire transfer of immediately available funds) the reasonable and documented out-of-pocket costs and expenses, including all fees and expenses incurred in connection with the financing of the transactions contemplated by this Agreement and the fees and expenses of counsel, accountants, investment bankers, experts and consultants, incurred by Parent and Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement in an amount not to exceed $50,000,000 (the “Parent Expenses”); provided that any payment of the Parent Expenses shall not affect Parent’s right to receive any Company Termination Fee otherwise due under Section 7.3(a), but shall reduce, on a dollar-for-dollar basis, any Company Termination Fee that becomes due and payable under Section 7.3(a).

(c) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(d) Notwithstanding anything to the contrary set forth in this Agreement, Parent’s right to receive payment from the Company of the Company Termination Fee pursuant to Section 7.3(a) and/or the right to receive payment of the Parent Expenses pursuant to Section 7.3(b), shall, in circumstances in which the Company Termination Fee or Parent Expenses (as applicable) are payable hereunder and are paid in full, constitute the sole and exclusive monetary remedy (other than (i) in the event of fraud or an intentional breach by the Company of this Agreement and (ii) Parent’s right, notwithstanding having received the Parent Expenses, to receive the Company Termination Fee less the Parent Expenses in the circumstances expressly contemplated in Section 7.3(a)) of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts when so payable, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that the Company shall also be obligated with respect to any amounts owing pursuant to Section 7.3(e)).

(e) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and (ii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to timely pay the Company Termination Fee or the Parent Expenses pursuant to this Section 7.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment of the Company Termination Fee or the Parent Expenses set forth in this Section 7.3, the Company shall pay Parent its costs and expenses in connection with such suit (including reasonable attorneys’ fees), together with interest on such amount at an annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 7.4 Amendment.  This Agreement may be amended by mutual agreement of the parties hereto in writing at any time before or after receipt of the Company Stockholder Approval; provided, that after the Company Stockholder Approval has been obtained, there shall not be any amendment that by applicable Law or in accordance with the rules of any stock exchange requires further approval by the stockholders of the Company or Parent, as applicable, without such further approval of such stockholders nor any amendment or change not permitted under applicable Law; provided further that no amendment to or waiver of any of Section 7.4, 8.8(c), 8.9, 8.11(c), 8.13 and 8.15 (collectively, the “Financing Source Party Provisions”) that is materially adverse to the Financing Source Parties shall be effective without the written consent of the Financing Source Parties.

Section 7.5 Extension; Waiver.  At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein.  Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Non-Survival of Representations and Warranties.  The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time; provided that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section  8.2 Expenses.  Except as expressly set forth herein (including Section 5.4 and Section 7.3), all expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

Section 8.3 Notices.  All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed facsimile transmission or electronic mail, addressed as follows:

if to Parent or Merger Sub:

United Technologies Corporation

10 Farm Springs Road

Farmington, Connecticut 06032

Phone:	(860) 728-7601
Fax:	(860) 728-7862
Email:	Charles.Gill@utc.com
Attention:	Charles D. Gill
Executive Vice President and General Counsel

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Phone:	(212) 403-1000
Fax:	(212) 403-2000
Email:	JRCammaker@wlrk.com;
EJLee@wlrk.com
Attention:	Joshua R. Cammaker
Edward J. Lee

if to the Company:

Rockwell Collins, Inc.

400 Collins Road N.E.

Cedar Rapids, IA 52498

Phone:	(319) 263-0212
Fax:	(319) 295-3599
Email:	Robert.Perna@rockwellcollins.com
Attention:	Robert Perna
Senior Vice President, General Counsel & Secretary

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

Phone:	(312) 407-0700
Fax:	(312) 407-0411
Email:	Charles.Mulaney@skadden.com;
Richard.Witzel@skadden.com
Attention:	Charles W. Mulaney, Jr.
Richard C. Witzel, Jr.

or to such other address, electronic mail address or facsimile number for a party as shall be specified in a notice given in accordance with this Section 8.3; provided that any notice received by facsimile transmission or electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 8.3 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 8.3.

Section 8.4 Interpretation; Certain Definitions.

(a) The parties have participated collectively in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(b) The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.”  Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns.  The term “or” is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”  The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to September 4, 2017, unless the context requires otherwise.  References to any information or document being “made available” or “furnished” (other than to the SEC) and words of similar import shall include such information or document having been posted to the online data room hosted on behalf of the Company by Merrill Corporation at https://us1.merrillcorp.com/bidder/index_frame.do?projectId=226117 and such documents that have been filed as exhibits to the Company SEC Documents, in each case, prior to the date of this Agreement.  Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  Any Law defined or referred to herein or in any agreement or instrument that is referred to herein shall mean such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).  All references to “dollars” or “$” refer to currency of the United States.  For the purposes of this Agreement, to the extent any provision of this Agreement refers to the Company and/or its Subsidiaries or otherwise any Subsidiaries of the Company, such references shall include the Applicable Company Subsidiary, and as of or in the context of any time or period of time prior to the Applicable Company Subsidiary Acquisition Closing, such references shall include the Applicable Company Subsidiary and its Subsidiaries as of and/or during such time or period; provided that KLX and its Subsidiaries shall not be included in any reference to the Company and/or its Subsidiaries for purposes of this Agreement.

Section 8.5 Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

Section 8.6 Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto, except that Merger Sub may assign any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Parent, or a combination thereof so long as such assignment would not delay, impair or prevent consummation of the Merger or otherwise have a Parent Material Adverse Effect and Parent continues to remain liable for all of such obligations as if no such assignment had occurred.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns.  Any attempted assignment in violation of this Section 8.6 shall be null and void.

Section 8.7 Entire Agreement.  This Agreement (including the exhibits, annexes and appendices hereto), together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 8.8 No Third-Party Beneficiaries.  This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder; provided that it is specifically intended that (a) the D&O Indemnified Parties (solely with respect to Section 5.7 and this Section 8.8 from and after the Effective Time), (b) from and after the Effective Time, the holders of Company Common Stock and Company Equity Awards (solely with respect to Article II) and (c) the Financing Source Parties (solely with respect to the Financing Source Party Provisions) are each intended third-party beneficiaries hereof.

Section 8.9 Governing Law.  This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except that, notwithstanding the foregoing, subject in all respects to the provisions of any other agreement (including any commitment letter or definitive agreement relating to any Financing) between any Financing Source Party and any Party hereto, all matters relating to any action or claim against any Financing Source Party, and all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the Financing Source Parties in anyway relating to the Debt Letters or the performance thereof or the Financing, shall be exclusively governed by, and construed in accordance with, the Laws of the State of New York.

Section 8.10 Specific Performance.  The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions.  Accordingly, the parties acknowledge and agree that, prior to any termination of this Agreement in accordance with Section 7.1, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 8.11 Consent to Jurisdiction.

(a) Each of the parties hereto hereby, with respect to any legal claim or Proceeding arising out of this Agreement or the transactions contemplated by this Agreement, (i) expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iii) agrees that it will not bring any claim or Proceeding relating to this Agreement or the transactions contemplated by this Agreement except in such courts and (iv) irrevocably waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue of any claim or Proceeding arising out of or relating to this Agreement.  Notwithstanding the foregoing, each of Parent, Merger Sub and the Company agrees that a final and nonappealable judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Each party irrevocably consents to the service of process in any claim or Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto made by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 8.3 and such service of process shall be sufficient to confer personal jurisdiction over such party in such claim or Proceeding and shall otherwise constitute effective and binding service in every respect.

(c) Notwithstanding anything to the contrary in this Agreement, each party agrees that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than any state or Federal court sitting in the county of New York.

Section 8.12 Counterparts.  This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement.  Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 8.13 WAIVER OF JURY TRIAL.  EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF

OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF (INCLUDING ANY ACTION OR PROCEEDING AGAINST THE FINANCING SOURCE PARTIES ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED HEREBY, THE FINANCING OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO).

Section 8.14 Certificates.  In executing any certificate or other documentation in connection with this Agreement, directors, officers and employees of Parent and the Company are acting in their corporate capacities and are not assuming personal liability in connection therewith.

Section 8.15 Waiver of Claims Against Financing Source Parties.  The Company agrees, on behalf of itself and its Affiliates, that none of the Financing Source Parties shall have any liability to the Company or its Affiliates (other than Parent and its Subsidiaries) relating to or arising out of this Agreement or the transactions contemplated by this Agreement, including the financing of the transactions contemplated by this Agreement, whether at law or equity, in contract, in tort or otherwise, and that neither the Company nor any of its Affiliates (other than Parent and its Subsidiaries) will have any rights or claims against any Financing Source Parties under this Agreement and any other agreement contemplated by, or entered into in connection with, the transactions contemplated by this Agreement, including any commitments by the Financing Source Parties in respect of financing the transactions contemplated by this Agreement.  For the avoidance of doubt, nothing in this Section 8.15 shall modify or alter the rights of Parent under any commitment letter, engagement letter or definitive financing document in connection with the transactions contemplated by this Agreement between or among Parent and any of its Subsidiaries and any Financing Source Party entered into in connection with or as contemplated by this Agreement, and in the event of a conflict between the foregoing and any provision in any commitment letter, engagement letter or any such definitive financing documentation, as applicable, the provisions of such commitment letter, engagement letter or definitive financing documentation, as applicable, shall govern and control.

[Remainder of page intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION

By:	/s/ Gregory J. Hayes
Name: Gregory J. Hayes Title: Chairman and Chief Executive Officer

[Signature Page to Merger Agreement]

RIVETER MERGER SUB CORP.

By:	/s/ Gregory J. Hayes
Name: Gregory J. Hayes
Title: Chief Executive Officer and President

[Signature Page to Merger Agreement]

ROCKWELL COLLINS, INC.

By:	/s/ Robert K. Ortberg
Name: Robert K. Ortberg
Title: Chairman, President and Chief Executive Officer

[Signature Page to Merger Agreement]

APPENDIX A

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” shall mean, with respect to any Person, any individual, partnership, corporation, entity or other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the first Person specified.

“Applicable Company Subsidiary” shall mean B/E Aerospace, Inc.

“Applicable Company Subsidiary Acquisition Agreement” shall mean that certain Agreement and Plan of Merger, dated as of October 23, 2016, by and among the Company, Quarterback Merger Sub Corp. and the Applicable Company Subsidiary.

“Applicable Company Subsidiary Acquisition Closing” shall mean the “Closing,” as defined in the Applicable Company Subsidiary Acquisition Agreement.

“Automation” shall mean Rockwell Automation Inc., a Delaware corporation.

“Automation Tax Allocation Agreement” shall mean the Tax Allocation Agreement dated as of June 29, 2001 by and between the Company and Automation.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company 401(k) Plan” shall mean the Rockwell Collins Retirement Savings Plan and all applicable sub-plans thereof, as amended from time to time.

“Company Acquisition Proposal” shall mean a proposal or offer from any Person providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company, pursuant to which any such Person (including such Person’s or resulting company’s direct or indirect stockholders) would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of the Company, (ii) sale or other disposition, directly or indirectly, of assets of the Company (including the capital stock or other equity interests of any of its Subsidiaries) and/or any Subsidiary of the Company representing twenty percent (20%) or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, (iii) issuance or sale or other disposition of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person would acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company or (v) any related combination of the foregoing.

“Company Benefit Plan” shall mean (i) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), whether written or unwritten, that the Company, any of its Subsidiaries or any Company ERISA Affiliate adopted, maintains, sponsors, participates in, is a party or contributes to or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any liability; and (ii) each other employment or employee benefit plan, program, practice, policy, arrangement or agreement, whether written or unwritten, including any equity option, equity purchase, equity appreciation right or other equity or equity-based

Appendix A-1

incentive, cash bonus or incentive compensation, employment, change in control, retention, retirement or supplemental retirement, deferred compensation, profit-sharing, unemployment, severance, termination pay, welfare, hospitalization or medical, life, accidental death and dismemberment, long- or short-term disability, fringe benefit or other similar compensation or employee benefit plan, program, practice, policy, arrangement or agreement for any current or former employee or director of, or other individual service provider to, the Company or any of its Subsidiaries that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not ERISA applies), that the Company or any of its Subsidiaries adopted, maintains, sponsors, participates in, is a party or contributes to, or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any liability; provided, that in no event shall a Company Benefit Plan include any plan, program, arrangement or practice that is implemented, administered or operated by a Governmental Authority.

“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.

“Company Equity Awards” shall mean the Company Stock Options, Company Restricted Stock Awards, Company RSU Awards and Company DSU Awards.

“Company Equity Plan” shall mean the Rockwell Collins, Inc. 2015 Long-Term Incentives Plan, as amended from time to time, the B/E Aerospace, Inc. 2005 Long-Term Incentive Plan, as amended from time to time and assumed by the Company, the Rockwell Collins, Inc. 2006 Long-Term Incentives Plan, as amended from time to time, and the Rockwell Collins, Inc. Directors Stock Plan, as amended from time to time, and any other equity or equity-based plan, program, or arrangement of the Company or any of its Subsidiaries or any predecessor thereof, other than the Company ESPP, the Company Non-US Share Purchase Plans or the Company 401(k) Plan.

“Company ERISA Affiliate” shall mean any Person under common control with the Company within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

“Company ESPP” shall mean the Rockwell Collins, Inc. 2013 Employee Stock Purchase Plan, as amended from time to time.

“Company Government Contract” shall mean a Contract with any Governmental Authority, any prime contractor of a Governmental Authority in its capacity as a prime contractor or any subcontractor with respect to any such Contract.

“Company Intervening Event” shall mean a material event or circumstance that was not known to the Company Board on the date of this Agreement (or if known, the consequences of which were not known to the Company Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Company Board prior to the Company Stockholder Approval; provided that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal constitute a Company Intervening Event.

“Company Leased Real Property” shall mean any real property which the Company or any of its Subsidiaries leases, subleases or licenses an interest in real property from any other Person (whether as a tenant, subtenant or pursuant to other occupancy arrangements).

“Company Material Adverse Effect” shall mean any event, circumstance, occurrence, effect, fact, development or change that has a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided that none of the following (or the results thereof) shall constitute or be taken into account in determining whether a Company Material Adverse Effect shall have occurred: (i) changes in general economic, financial market, regulatory, business, financial,

Appendix A-2

political, geopolitical, credit or capital market conditions, including interest or exchange rates; (ii) general changes or developments in any of the industries or markets in which the Company or any of its Subsidiaries operate; (iii) changes in any applicable Laws or accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of the Company’s securities or other financial instruments or change in the Company’s credit rating, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Company Material Adverse Effect” may constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred); (v) any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operation or any published analyst or other third-party estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred); (vi) acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing, weather related events, fires, natural disasters or any other acts of God; (vii) any action taken or (to the extent the relevant action is expressly permitted by the terms of this Agreement) not taken at the express written request of Parent after the date of this Agreement; or (viii) the identity of Parent and, other than with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger or the performance of obligations under this Agreement, the execution of this Agreement, the public announcement, pendency or consummation of the Merger or the other transactions contemplated by this Agreement (including, to the extent resulting from the foregoing, any effect on any of the Company’s or any of its Subsidiaries’ relationships with their respective customers, suppliers or employees); provided, further, that, the exceptions in clauses (i) through (iii) and (vi) shall not apply to the extent the events, circumstances, occurrences, effects, facts, developments or changes set forth in such clauses have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company and its Subsidiaries operate.

“Company Non-US Share Purchase Plans” shall mean, collectively, (i) the Rockwell Collins UK Employee Share Purchase Plan, as amended from time to time and (ii) the Rockwell Collins’ Employee Savings Plan (Plan d’Epargne d’Entreprise (PEE)), as amended from time to time, that the Company sponsors in France.

“Company Recommendation” shall mean the recommendation of the Company Board that the stockholders of the Company adopt this Agreement and approve the Merger.

“Company Superior Proposal” shall mean a bona fide written Company Acquisition Proposal (provided that for purposes of this definition, references to “twenty percent (20%) or more” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “more than fifty percent (50%)”), which the Company Board determines in good faith (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to the Company’s stockholders from a financial point of view than the Merger and the other transactions contemplated by this Agreement, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, and any changes to the terms of this Agreement offered by Parent in response to such Company Acquisition Proposal.

“Company Termination Fee” shall mean $695,000,000.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated May 24, 2017, between Parent and the Company.

“Contract” shall mean any binding written contract, subcontract, lease, sublease, conditional sales contract, purchase order, sales order, license, indenture, note, bond, loan, arrangement, commitment, instrument, understanding, permit, concession, franchise, commitment, partnership, limited liability company or other agreement.

Appendix A-3

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or partnership or other interests, by Contract or otherwise.  The terms “Controlling” and “Controlled by” shall have correlative meanings.

“Customs & International Trade Authorizations” shall mean any and all licenses, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export or import of goods, software, technology, technical data, services and international financial transactions.

“Customs & International Trade Laws” shall mean the applicable export control, import, customs and trade, anti-bribery, and anti-boycott Laws of any jurisdiction in which the Company or any of its Subsidiaries is incorporated or does business, including the UK Bribery Act 2010, the Tariff Act of 1930, as amended, and other applicable Laws administered or enforced by the U.S. Department of Commerce, U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, and their predecessor or successor agencies; the Export Administration Act of 1979, as amended; the Export Administration Regulations, including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce Denied Persons List, Unverified List or Entity List; the Arms Export Control Act, as amended; the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving Persons on the Debarred List; the anti-boycott Laws administered by the U.S. Department of Commerce; and the anti-boycott Laws administered by the U.S. Department of the Treasury.

“Delaware Secretary of State” shall mean the Secretary of State of the State of Delaware.

“Domestic Revolving Credit Agreement” shall mean that certain U.S.$2,200,000,000 Revolving Credit Agreement dated as of August 5, 2016 among Parent, as borrower, the lenders named therein, the agent named therein and JPMorgan Chase Bank, N.A., as administrative agent, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Environmental Laws” shall mean all applicable Laws relating to pollution or protection of the environment, natural resources or, as it relates to exposure to Hazardous Materials, human health and safety, including Laws relating to Releases of Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials, including the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901 et seq.), the Safe Drinking Water Act (42 U.S.C. § 3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. § 2701 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601 et seq.), the Endangered Species Act of 1973 (16 U.S.C. § 1531 et seq.), and other similar foreign, state and local Laws.

“Equity Award Exchange Ratio” shall mean the sum of (i) the quotient (rounded to four decimal places) obtained by dividing (x) the Cash Consideration by (y) the Parent Stock Price and (ii) the Exchange Ratio.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” shall mean (i) if the Parent Stock Price is an amount equal to or greater than $124.37, 0.37525, (ii) if the Parent Stock Price is an amount greater than $107.01 but less than $124.37, an amount equal to the quotient obtained by dividing (A) $46.67 by (B) the Parent Stock Price, and (iii) if the Parent Stock Price is equal to or less than $107.01, 0.43613 (in each case, rounded to five decimal places).

Appendix A-4

“Existing Revolving Credit Agreement” shall mean that certain Five-Year Credit Agreement dated as of December 16, 2016 among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent and the other lenders and agents party thereto.

“Existing Term Loan Credit Agreement” shall mean that certain $1,500,000,000 Term Loan Credit Agreement dated as of December 16, 2016 among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent and the other lenders and agents party thereto.

“FCPA” shall mean the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Financing Source Parties” means any Person (other than Parent or any of its Affiliates), including the Financing Parties, that has committed to provide or arrange or otherwise entered into agreements in connection with providing the Financing or any portion thereof or other financings in connection with the transactions contemplated hereby, and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, each together with their respective former, current and future equityholders, controlling persons, Representatives, Affiliates, members, managers, general or limited partners or successors or assignees of such Persons and/or their respective Affiliates, successors and assigns.

“Foreign Plan” shall mean each Company Benefit Plan that primarily covers current or former employees, directors or individual service providers of the Company or any of its Subsidiaries based outside of the United States and/or that is subject to any Law other than U.S., federal, state or local law (other than any plan or program that is required by statute or maintained by a Governmental Authority to which the Company or any of its Affiliates contributes pursuant to applicable Law).

“GAAP” shall mean the United States generally accepted accounting principles.

“Global Revolving Credit Agreement” shall mean that certain U.S.$2,150,000,000 Revolving Credit Agreement dated as of August 5, 2016 among Parent, as borrower, the lenders named therein, the agent named therein and HSBC Bank PLC, as administrative agent, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Governmental Authority” shall mean any federal, state, local, domestic, foreign or supranational government, or any governmental, regulatory, judicial or administrative authority, agency, commission or instrumentality.

“Hazardous Materials” shall mean any material, substance, chemical or waste (or combination thereof) that (i) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under any Law relating to pollution, waste, the environment, or natural resources or (ii) can form the basis of any liability under any Law relating to pollution, waste or the environment, or natural resources.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” shall mean (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other Security or similar instrument, (iii) any liabilities or obligations with respect to interest rate, currency or commodity swaps, collars, caps, hedging obligations or any Contract designated to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices, (iv) any capitalized lease obligations, (v) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and paid, (vi) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course

Appendix A-5

of business) and (vii) guarantees in respect of clauses (i) through (vi), including guarantees of another Person’s Indebtedness or any obligation of another Person which is secured by assets of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable.

“IRS” shall mean the United States Internal Revenue Service.

“IT Assets” shall mean computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment or systems.

“KLX” shall mean KLX, Inc., a Delaware corporation.

“KLX Tax Sharing Agreement” shall mean the Tax Sharing and Indemnification Agreement, dated as of December 15, 2014, by and between KLX and the Applicable Company Subsidiary, as amended as of the date of the Applicable Company Subsidiary Acquisition Agreement.

“Knowledge” shall mean the actual knowledge of the officers and employees of the Company set forth on Appendix A of the Company Disclosure Letter, or the officers and employees of Parent set forth on Appendix A of the Parent Disclosure Letter, as applicable, in each case after reasonable inquiry by each such person.

“Labor Agreement” shall mean (i) any collective bargaining agreement, or (ii) any other labor-related agreement, arrangement or understanding (other than agreements, arrangements or understandings the terms of which are set forth by applicable Law) that restricts the movement of work (other than as provided by applicable Law) or has a material financial impact on the applicable business unit or units subject to such agreement, arrangement or understanding, in each case, with a labor or trade union, or labor organization or works council that is recognized by the Company.

“Law” shall mean any domestic, federal, state, municipal, local, national, supranational or foreign statute or law (whether statutory or common law), constitution, code, ordinance, rule, regulation, order, writ, judgment, decree, binding directive (including those of any applicable self-regulatory organization), arbitration award, agency requirement or any other enforceable requirement of any Governmental Authority.

“Lien” shall mean liens, claims, mortgages, encumbrances, pledges, security interests, easements, options, hypothecations, conditional sales agreements, adverse claims of ownership or use, title defects, easements, right of way or charges of any kind.

“NYSE” shall mean New York Stock Exchange.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury or any successor agency or office.

“Order” shall mean any decree, order, judgment, injunction, writ, stipulation, award, temporary restraining order or other order in any Proceeding by or with any Governmental Authority.

“Parent Benefit Plan” shall mean (i) each material “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), whether written or unwritten, that Parent, any of its Subsidiaries or any Parent ERISA Affiliate adopted, maintains, sponsors, participates in, is a party or contributes to or with respect to which Parent or any of its Subsidiaries could reasonably be expected to have any material liability; and (ii) each other material employment or employee benefit plan, program, practice, policy, arrangement or agreement, whether written or unwritten, including any equity option, equity purchase, equity appreciation right or other equity or equity-based incentive, cash bonus or incentive compensation, employment, change in control, retention, retirement or supplemental retirement, deferred compensation, profit-sharing, unemployment, severance, termination pay, welfare, hospitalization or medical, life, accidental death and dismemberment, long- or short-term disability,

Appendix A-6

fringe benefit or other similar compensation or employee benefit plan, program, practice, policy, arrangement or agreement for any current or former employee or director of, or other individual service provider to, Parent or any of its Subsidiaries that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA), that Parent or any of its Subsidiaries adopted, maintains, sponsors, participates in, is a party or contributes to, or with respect to which Parent or any of its Subsidiaries could reasonably be expected to have any liability.

“Parent Disclosure Letter” shall mean the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement.

“Parent Equity Awards” shall mean compensatory options to purchase Parent Common Stock, compensatory stock appreciation rights relating to Parent Common Stock, compensatory restricted stock awards relating to Parent Common Stock, compensatory restricted stock unit awards relating to Parent Common Stock, compensatory performance shares relating to Parent Common Stock, and compensatory deferred stock units relating to Parent Common Stock.

“Parent ERISA Affiliate” shall mean any Person under common control with Parent within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

“Parent Material Adverse Effect” shall mean any event, circumstance, occurrence, effect, fact, development or change that has a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole; provided that none of the following (or the results thereof) shall constitute or be taken into account in determining whether a Parent Material Adverse Effect shall have occurred: (i) changes in general economic, financial market, regulatory, business, financial, political, geopolitical, credit or capital market conditions, including interest or exchange rates; (ii) general changes or developments in any of the industries or markets in which Parent or any of its Subsidiaries operate; (iii) changes in any applicable Laws or accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of Parent’s securities or other financial instruments or change in Parent’s credit rating, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Parent Material Adverse Effect” may constitute or be taken into account in determining whether a Parent Material Adverse Effect has occurred); (v) any failure by Parent to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operation or any published analyst or other third party estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Parent Material Adverse Effect” may constitute or be taken into account in determining whether a Parent Material Adverse Effect has occurred); (vi) acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing, weather related events, fires, natural disasters or any other acts of God; (vii) any action taken or (to the extent the relevant action is expressly permitted by the terms of this Agreement) not taken at the express written request of the Company after the date of this Agreement; or (viii) the identity of the Company and, other than with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger or the performance of obligations under this Agreement, the execution of this Agreement, the public announcement, pendency or consummation of the Merger or the other transactions contemplated by this Agreement (including, to the extent resulting from the foregoing, any effect on any of Parent’s or any of its Subsidiaries’ relationships with their respective customers, suppliers or employees); provided, further, that, the exceptions in clauses (i) through (iii) and (vi) shall not apply to the extent the events, circumstances, occurrences, effects, facts, developments or changes set forth in such clauses have a disproportionate impact on Parent and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which Parent and its Subsidiaries operate.

Appendix A-7

“Parent Organizational Documents” shall mean the certificate of incorporation and bylaws, each as amended as of the date of this Agreement, of each of Parent and Merger Sub.

“Parent Revolving Credit Facilities” means the revolving credit facility provided to Parent pursuant the Domestic Revolving Credit Agreement and the revolving credit facility provided to Parent pursuant to the Global Revolving Credit Agreement.

“Parent Stock Price” shall mean the average of the VWAPs of Parent Common Stock on each of the twenty (20) consecutive Trading Days ending immediately prior to the Closing Date.

“Permitted Lien” shall mean (i) any Lien for Taxes not yet due or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established (as of the date of this Agreement and as of the Closing), in accordance with GAAP, (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other similar Liens incurred in the ordinary course of business, or that are not yet due or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established (as of the date of this Agreement and as of the Closing), in accordance with GAAP, (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security or foreign equivalents, (iv) zoning, building codes, and other land use Laws regulating the use or occupancy of leased real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such leased real property and that are not violated in any material respect by the current use and operation of such leased real property or the operation of the business of the Company and its Subsidiaries, (v) with respect to real estate, Liens or other imperfections of title, if any, that do not, individually or in the aggregate, materially affect the continued ownership, rights to, use and/or operation (as applicable) of the applicable property in the conduct of business of a Person and its Subsidiaries as currently conducted, and (vi) in the case of Intellectual Property Rights, licenses to customers or suppliers in their capacities as such in the ordinary course of business consistent with past practice.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Personal Data” shall mean any information about an identifiable individual that alone or in combination with other information could be used to identify an individual, including: (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, social insurance number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers or any other piece of information that allows the identification of or contact with a natural person and for greater certainty includes all such information with respect to employees and (ii) any (A) persistent identifier, such as IP address or machine I.D. associated with an individual, (B) Protected Health Information (as such term is defined in the Health Insurance Portability and Accountability Act of 1996, as amended) or (C) Nonpublic Personal Information (as such term is defined in Gramm-Leach-Bliley Act, as amended).  “Personal Data” also includes any information not listed above if such information is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” or “personal information” under any applicable Law.

“Proceedings” shall mean legal, administrative, arbitral or other proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations or examinations.

“Release” shall mean any actual or threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or real property.

“Representative” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners, employees, accountants, counsel, financial advisors,

Appendix A-8

consultants and other advisors or representatives and financing sources (with respect to Parent, including the Financing Source Parties).

“Sanctioned Country” shall mean, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea, Sudan and Syria).

“Sanctioned Person” shall mean (i) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or Her majesty’s Treasury of the United Kingdom, or any European Union member state, (ii) any Person located, organized or resident in a Sanctioned Country or (iii) any Person 50% or more owned or otherwise controlled by any such Person or Persons described in the foregoing clauses (i) and (ii).

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state, Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security” shall mean, with respect to any Person, any series of common stock, preferred stock and any other equity securities or capital stock of such Person (including interests convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock, and any other equity securities or capital stock of such Person), however described and whether voting or non-voting.

“Subsidiary” of a Person shall mean any other Person with respect to which the first Person (i) has the right to elect a majority of the board of directors or other Persons performing similar functions or (ii) beneficially owns more than fifty percent (50%) of the voting stock (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.

“Tax” or “Taxes” shall mean any and all U.S. federal, state, local and foreign taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes.

“Tax Returns” shall mean returns, reports, declarations, claims for refund and information statements, including any schedule or attachment thereto, with respect to Taxes filed or required to be filed with the IRS or any other Governmental Authority.

“Trading Day” shall mean any day on which the NYSE is open for trading; provided that a “Trading Day” only includes those days that have a scheduled closing time of 4:00 PM New York City time.

Appendix A-9

“Treasury Regulations” shall mean regulations promulgated by the IRS under the Code.

“U.S. Plan” shall mean each Company Benefit Plan that is not a Foreign Plan.

“VWAP” shall mean, for any Trading Day, the volume-weighted average price per share of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Company and Parent).

Appendix A-10

Exhibit A

Form of Certificate of Incorporation of the Surviving Corporation

CERTIFICATE OF INCORPORATION

OF

ROCKWELL COLLINS, INC.

ARTICLE I

The name of the corporation (which is hereinafter referred to as the “Corporation”) is:

Rockwell Collins, Inc.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is c/o The Corporation Trust Company, The Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, State of Delaware 19801.  The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware.

ARTICLE IV

Section 1.  The Corporation shall be authorized to issue one thousand (1,000) shares of capital stock, all of which shall be shares of common stock, $0.01 par value (“Common Stock”).

Section 2.  Except as otherwise provided by law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes.  Each share of Common Stock shall have one vote, and the Common Stock shall vote together as a single class.

ARTICLE V

Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VI

In furtherance and not in limitation of the powers conferred by law, the Board of Directors of the Corporation (the “Board”) is expressly authorized and empowered to make, alter and repeal the By-Laws of the Corporation by a majority vote at any regular or special meeting of the Board or by written consent, subject to the power of the stockholders of the Corporation to alter or repeal any By-Laws made by the Board.

ARTICLE VII

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article.

ARTICLE VIII

No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.  No repeal or modification of this paragraph, directly or by adoption of an inconsistent provision of this Certificate of Incorporation, by the stockholders of the Corporation shall be effective with respect to any cause of action, suit, claim or other matter that, but for this paragraph, would accrue or arise prior to such repeal or modification.